Form 10-K/A, Exhibit 13
period 1998-12-31
CCC INFORMATION SERVICES GROUP INC
filed 1999-04-01
CIK 1017917

                                                                      EXHIBIT 13

                            INSURQUOTE SYSTEMS, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS


                            YEAR ENDED JUNE 30, 1998
                      AND ELEVEN MONTHS ENDED JUNE 30, 1997
                                      WITH
                         REPORT OF INDEPENDENT AUDITORS

                            INSURQUOTE SYSTEMS, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS


                            YEAR ENDED JUNE 30, 1998
                      AND ELEVEN MONTHS ENDED JUNE 30, 1997






                                    CONTENTS


Report of Independent Auditors .........................................................................  1

Consolidated Financial Statements

Consolidated Balance Sheets ............................................................................  2
Consolidated Statements of Operations ..................................................................  4
Consolidated Statements of Shareholders' Deficit .......................................................  5
Consolidated Statements of Cash Flows ..................................................................  6
Notes to Consolidated Financial Statements .............................................................  7


                         Report of Independent Auditors

Board of Directors
InsurQuote Systems, Inc.

We have audited the accompanying consolidated balance sheets of InsurQuote Systems, Inc. and subsidiary (the Company) as of June 30, 1998 and June 30, 1997, and the related consolidated statements of operations, shareholders' deficit, and cash flows for the year ended June 30, 1998 and the eleven months ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of InsurQuote Systems, Inc. and subsidiary at June 30, 1998 and June 30, 1997, and the consolidated results of their operations and their cash flows for the year ended June 30, 1998 and the eleven months ended June 30, 1997 in conformity with generally accepted accounting principles.


                                            /S/ ERNST & YOUNG LLP


August 21, 1998

                            INSURQUOTE SYSTEMS, INC.

                           CONSOLIDATED BALANCE SHEETS


                                                                                 JUNE 30
                                                                        -------------------------
                                                                        1998                 1997
                                                                        ----                 ----
ASSETS
Current assets:
   Cash and cash equivalents                                         $ 8,032,178        $ 2,931,289
   Accounts receivable, less allowance
     of $248,775 in 1998 and $135,504 in 1997                            903,426            840,040
   Other                                                                  68,920             65,328
Total current assets                                                   9,004,524          3,836,657
                                                                     -----------        -----------
Equipment:
   Office equipment                                                      392,744            344,589
   Computer equipment                                                  1,775,673            867,146
   Leasehold improvements                                                164,189            131,522
                                                                     -----------        -----------
                                                                       2,332,606          1,343,257
   Accumulated depreciation                                             (665,946)          (273,349)
                                                                     -----------        -----------
                                                                       1,666,660          1,069,908
Other assets, net of accumulated amortization
   of $1,543,191 in 1998 and $295,821 in 1997                          3,587,823          4,099,834



                                                                     -----------        -----------
Total assets                                                         $14,259,007        $ 9,006,399
                                                                     -----------        -----------
                                                                     -----------        -----------


                                                                                      JUNE 30
                                                                              ----------------------
                                                                              1998              1997
                                                                              ----              ----
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
   Accounts payable                                                    $    852,748       $   156,384
   Accrued liabilities                                                    1,962,563           674,245
   Current portion of notes payable to related parties                         --           6,505,291
   Current portion of notes payable and capital lease obligation
                                                                            229,229         1,726,076
   Deferred revenue                                                       1,524,886         1,276,589
                                                                        -----------       -----------
Total current liabilities                                                 4,569,426        10,338,585

Notes payable to related parties, less current portion                    9,100,000           214,248
Notes payable and capital lease obligation, less current portion
                                                                               --              47,369
Other accrued liabilities                                                   366,759           323,813

Commitments

Series C redeemable convertible preferred stock;
   no par value; 1,075,117 shares authorized; 145,414 shares
   issued and outstanding                                                 5,000,000              --

Shareholders' deficit:
   Series A convertible preferred stock; no par value; 167,399 shares authorized, 103,500 shares issued and outstanding
                                                                            279,000           279,000
   Series B convertible preferred stock; no par value; 695,485 shares authorized; 603,164 shares issued and outstanding
                                                                          2,773,994         2,773,994
   Series D convertible preferred stock; no par value; 320,203
     shares authorized, issued and outstanding                            4,469,886              --
   Common stock; no par value; 7,000,000 shares authorized;
     970,844 issued in 1998 and 600,000 issued in 1997
                                                                          1,717,762           146,020
   Accumulated deficit                                                  (14,015,820)       (5,116,630)
   Treasury stock, 371 shares                                                (2,000)             --
                                                                        -----------       -----------
Total shareholders' deficit                                              (4,777,178)       (1,917,616)
                                                                        -----------       -----------
Total liabilities and shareholders' deficit                             $14,259,007       $ 9,006,399
                                                                        -----------       -----------
                                                                        -----------       -----------


SEE ACCOMPANYING NOTES.

                            INSURQUOTE SYSTEMS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                               YEAR ENDED         ELEVEN MONTHS
                                                                JUNE 30,          ENDED JUNE 30,
                                                                  1998                 1997
                                                               -----------        -------------
Net sales                                                      $11,907,974         $ 3,499,786

Operating Expenses
   Cost of sales                                                 1,673,760             782,551
   Selling, general and administrative expenses                 16,275,983           4,120,213
   Research and development                                      2,077,394           1,056,125
                                                               -----------          -----------
Loss from operations                                            (8,119,163)         (2,459,103)

Other income (expense):
   Interest expense                                               (909,960)           (352,575)
   Interest income                                                 226,633              63,140
   Miscellaneous                                                      --               (17,400)
                                                               -----------          -----------
Net loss                                                        (8,802,490)         (2,765,938)
Preferred stock dividend                                           (96,700)               --
                                                               -----------          -----------
Net loss applicable to common shareholders                     $(8,899,190)        $(2,765,938)
                                                               -----------          -----------
                                                               -----------          -----------



SEE ACCOMPANYING NOTES

                            INSURQUOTE SYSTEMS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT


                                             PREFERRED STOCK        COMMON STOCK                     TREASURY STOCK
                                            -----------------    -----------------     ACCUMULATED   --------------
                                            SHARES     AMOUNT    SHARES     AMOUNT       DEFICIT     SHARES   AMOUNT     TOTAL
                                            ------     ------    ------     ------       -------     ------   ------     -----
Balance at July 31, 1996 ...............    706,664  $3,052,994  600,000  $  146,020  $ (2,350,692)                     $   848,322
   Net loss ............................                                                (2,765,938)                      (2,765,938)
                                          ---------  ----------  -------  ----------  ------------                      -----------
Balance at June 30, 1997 ...............    706,664   3,052,994  600,000     146,020    (5,116,630)                      (1,917,616)
  Issuance of Common Stock for the
    purchase of certain assets of ACP ..                          37,094      71,962                                        71,962
  Issuance of Series D, convertible
    preferred Stock ....................    320,203   4,469,886                                                          4,469,886
  Issuance of Common Stock, (net of
    issuance costs of $130,334) ........                         333,750   1,499,780                                     1,499,780
  Repurchase of shares .................                                                               371   $(2,000)        (2,000)
  Preferred stock dividend .............                                                   (96,700)                         (96,700)
  Net Loss .............................                                                (8,802,490)                      (8,802,490)
                                          ---------  ----------  -------  ----------  ------------     ---   -------    -----------
Balance at June 30, 1998 ...............  1,026,867  $7,522,880  970,844  $1,717,762  $(14,015,820)    371   $(2,000)   $(4,777,178)
                                          ---------  ----------  -------  ----------  ------------     ---   -------    -----------
                                          ---------  ----------  -------  ----------  ------------     ---   -------    -----------


SEE ACCOMPANYING NOTES.

                            INSURQUOTE SYSTEMS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                       YEAR ENDED           ELEVEN MONTHS
                                                                         JUNE 30,           ENDED JUNE 30,
                                                                           1998                 1997
                                                                       ----------           --------------
OPERATING ACTIVITIES
Net loss                                                              $(8,899,190)         $(2,765,938)
Adjustments to reconcile net loss to net cash used in
   operating activities:
     Depreciation                                                         392,597              142,553
     Amortization                                                       1,247,370              295,821
     Impairment of intangible assets                                      980,000                    -
     Preferred stock dividend                                              96,700                    -
     Changes in operating assets and liabilities:
       Accounts receivable                                                437,179              489,616
       Other assets                                                       (90,260)             225,310
       Accounts payable and accrued liabilities                           989,119              356,906
       Deferred revenue                                                   248,297             (366,348)
Net cash used in operating activities                                  (4,598,188)          (1,622,080)
                                                                      -----------          -----------
INVESTING ACTIVITIES
Purchases of property and equipment                                      (889,173)            (313,598)
Acquisitions, net of working capital acquired                            (512,661)          (2,501,000)
                                                                -------------------------------------------
Net cash used in investing activities                                  (1,401,834)          (2,814,598)
FINANCING ACTIVITIES
Proceeds from notes payable to related parties                          8,900,000            6,500,000
Principal payments on notes payable to related parties                 (6,519,539)              (4,291)
Principal payments on notes payable                                    (2,243,518)             (35,521)
Net proceeds from issuance of common stock                              1,499,780                    -
Proceeds from issuance of redeemable convertible preferred stock        5,000,000                    -
Proceeds from issuance of convertible preferred stock                   4,469,886                    -
Purchase of treasury stock                                                 (2,000)                   -
Other                                                                      (3,698)              83,308
                                                                      -----------          -----------
Net cash provided by financing activities                              11,100,911            6,543,496
                                                                      -----------          -----------
Net increase in cash and cash equivalents                               5,100,889            2,106,818
Cash and cash equivalents at beginning of year                          2,931,289              824,471
                                                                      -----------          -----------
                                                                      -----------          -----------
Cash and cash equivalents at end of year                              $ 8,032,178          $ 2,931,289
                                                                      -----------          -----------
                                                                      -----------          -----------

SEE ACCOMPANYING NOTES.

                            INSURQUOTE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 1998



1. ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

InsurQuote Systems, Inc. (the Company) commenced operations in 1989 and is engaged in the business of developing, selling and maintaining software used by independent insurance agents and companies to price and rate insurance coverage offered by certain insurance companies. In March 1997, the Company acquired Insurance Automation Systems, Inc. (IAS), a company principally engaged in the business of providing comparative rating information to the insurance industry. In July 1997, the Company acquired certain assets of Automated Call Processing
(ACP), a company principally engaged in the business of providing automobile pricing and insurance information.

During 1997, the Company changed its fiscal year end from July 31 to June 30. Accordingly, the statements of operations, cash flows and shareholders' deficit for fiscal 1997 reflect the results of operations and cash flows for the eleven months ended June 30, 1997. All references to the year ended June 30, 1997 in the footnotes reflect the eleven month period then ended.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its subsidiary IAS. All intercompany accounts and transactions have been eliminated in consolidation.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents and accounts receivable. Risks associated with cash and cash equivalents are mitigated by banking with creditworthy institutions.

The Company grants credit to substantially all of its customers without requiring collateral. The Company has established provisions for potential credit losses that are expected to be incurred.

                            INSURQUOTE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. ACCOUNTING POLICIES (CONTINUED)

MAJOR CUSTOMER

The Company had net sales to one customer that represented approximately 22% of consolidated net sales for the year ended June 30, 1998. For the eleven month period ended June 30, 1997, the Company had net sales to one customer that represented approximately 11% of consolidated net sales for that period.

CASH AND CASH EQUIVALENTS

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

EQUIPMENT

Equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining lives of the related leases.

OTHER ASSETS

Other current assets include prepaid assets and deposits. Other long-term assets are comprised primarily of purchased intangibles including contracts, software and copyrights, goodwill and the value assigned to non-compete agreements acquired in connection with the purchase of IAS and ACP (see Notes 2 and 3). Software and copyrights of approximately $4.2 million and goodwill are being amortized over a five year period based on the estimated useful life of the technology. The value assigned to the non-compete agreements is being amortized over three years, the term of the agreements. The value assigned to contracts acquired is being amortized over the life of the contracts, which range from one to three and a half years.

                            INSURQUOTE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

Revenue from product sales is recorded net of estimated returns and is recognized at the time of shipment. Revenue from services and support is recognized at the time the services and support are rendered. Revenue from maintenance contracts and service agreements, which are typically pre-paid, is deferred when received and recognized ratably over the term of the contract or agreement.

INCOME TAXES

The Company uses an asset and liability method of accounting for income taxes. The provision for income taxes is based on income or loss for financial reporting purposes as required by Statement of Financial Accounting Standards ("SFAS") No. 109, ACCOUNTING FOR INCOME TAXES.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at June 30, 1998 and June 30, 1997, and revenues and expenses for the year ended and the eleven months ended, respectively. Actual results could differ from the estimates and assumptions used.

SOFTWARE DEVELOPMENT COSTS

The Company has estimated that in most cases, software development costs have an estimated useful life of less than one year. Therefore, the Company expenses all costs as incurred. Costs incurred generally are immaterial between achievement of technological feasibility and general release of the software.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

                            INSURQUOTE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. ACCOUNTING POLICIES (CONTINUED)

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which supersedes portions of SFAS No. 14 FINANCIAL REPORTING FOR SEGMENTS OF A BUSINESS ENTERPRISE. SFAS No. 131 is effective for the Company commencing in its year ending June 30, 1999. The Company presently operates in only one segment and, accordingly, management does not currently believe that there will be any significant effect on the Company's reporting.

In June 1997, the FASB issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME, which becomes effective for the Company commencing in its year ending June 30, 1999. Company management does not believe, based on current activities, that adoption of this statement will have a significant effect on its financial statements.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

2. ACQUISITIONS

On July 1, 1997, the Company purchased certain assets of Automated Call Processing, a company engaged in the business of providing automobile pricing and insurance information. The aggregate purchase price of approximately $2.2 million consisted of $512,661 in cash, the issuance of a $750,000 promissory note and 37,094 shares of common stock of the Company to the seller, with the remaining balance comprised of liabilities assumed by the Company. The promissory note bears interest at 9%, with interest and principal due in twelve monthly payments.

On March 7, 1997, the Company completed the purchase of IAS. Accordingly, the results of operations of IAS have been included in the Company's financial statements since the date of acquisition. IAS is engaged in the business of designing, developing and selling comparative rating software. The aggregate purchase price was approximately $5.1 million consisting of $2.5 million paid at closing, the issuance of a $1.8 million one year promissory note to the seller with the remaining balance comprised of liabilities assumed by the Company. The promissory note bears interest at 9%, with interest and principal due on March 7, 1998, and is secured by substantially all of the assets of IAS.

                            INSURQUOTE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3. OTHER ASSETS

Other assets relate primarily to intangible assets acquired in the purchase of IAS and ACP and are comprised of the following:

                                                        1998                1997
                                                        ----                ----
       Software and copyrights                      $4,170,655          $4,170,655
       Goodwill, contract rights and
       other assets                                    960,359             225,000
                                                    ----------          ----------
                                                     5,131,014           4,395,655
       Accumulated amortization                      (1,543,191)          (295,821)
                                                    ----------          ----------
                                                    $3,587,823          $4,099,834
                                                    ----------          ----------
                                                    ----------          ----------

Accumulated amortization for software and copyrights was approximately $1.1 million and $0.3 million at June 30, 1998 and 1997, respectively.

During fiscal year 1998 certain intangible assets purchased in conjunction with the acquisition of ACP became impaired when a customer failed to renew contracts which would have provided the Company with a future revenue stream. As a result, the accompanying financial statements reflect a charge to selling, general and administrative expenses of $980,000 to adjust the value of the intangible assets to their estimated fair values based on a discounted cash flow projection of expected future revenues from remaining contracts with the customer. Revenue and expenses associated with the impairment represented approximately 27% of 1998 net sales and 10% of total operating expenses.

                            INSURQUOTE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4. NOTES PAYABLE

Notes payable to related parties represent amounts that are payable to stockholders, certain officers and directors of the Company and consisted of the following:

                                                                                               JUNE 30,
                                                                                               --------
                                                                                         1998            1997
                                                                                         ----            ----

     Unsecured note payable, interest at 12.683%, payable in monthly
     installments of $500 through March 11, 2001.                                          --        $   18,272

     Secured note payable, interest at 12%, interest payable monthly, principal payable in full on February 25, 1998. Note secured by InsurQuote stock held
     by three of the directors.                                                            --         6,000,000

     Unsecured note payable, interest at 12%, interest payable
     monthly, principal payable in full on December 23, 1997.
                                                                                           --           500,000
     Unsecured note payable, interest at 10.5%, interest payable
     monthly, principal due in full on June 6, 2000.                                    100,000         100,000

     Unsecured note payable, interest at 10.5%, interest payable monthly, principal due in full on March 28, 2000.
                                                                                        100,000         100,000
     Unsecured subordinated note payable, interest at 7.5%,
     interest payable quarterly, principal due in full on
     February 10, 2003.                                                               8,900,000            --

     Other unsecured note payable                                                          --             1,267
                                                                                     ----------      ----------
                                                                                      9,100,000       6,719,539
     Less current portion                                                                  --         6,505,291
                                                                                     ----------      ----------
                                                                                     $9,100,000      $  214,248
                                                                                     ----------      ----------
                                                                                     ----------      ----------

                            INSURQUOTE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4. NOTES PAYABLE (CONTINUED)

Notes payable to third parties consisted of the following:


                                                                                                     JUNE 30,
                                                                                               --------------------
                                                                                               1998            1997
                                                                                               ----            ----
     Note payable, interest at prime plus 4% (12.5% at June 30, 1998 and June
     30, 1997) due in monthly installments of $1,730 through September 30, 1998.
     Secured by certain equipment and other assets of the Company.
                                                                                            $    --       $    28,193

     Note payable, interest at 9.5%, payable in  monthly
     installments of $2,073 through July 1, 1997. Secured by
     certain equipment and other assets of the Company.                                          --            25,510

     Note payable, interest at 9%, principal and interest due on
     March 7,  1998. Secured  by substantially all assets of a
     subsidiary of the Company.                                                                  --         1,633,666

     Note payable, interest at 9%, payable in monthly
     installments of $65,589. The note was paid in full during
     July 1998.                                                                               193,851            --
                                                                    ------                ------------------------------
                                                                                              193,851       1,687,369
     Less current portion                                                                     193,851       1,675,384
                                                                                            ---------     -----------
                                                                                            $    --       $    11,985
                                                                                            ---------     -----------
                                                                                            ---------     -----------

Maturities of notes payable and notes payable to related parties for each of the next five fiscal years ended June 30 and thereafter are as follows:


       1999                          $   193,851
       2000                              200,000
       2001                                    -
       2002                                    -
       2003 and thereafter             8,900,000
                                     -----------
                                     $ 9,293,851
                                     -----------
                                     -----------

The Company paid approximately $950,000 and $234,000 in cash for interest for the year ended June 30, 1998 and the eleven months ended June 30, 1997, respectively.

                            INSURQUOTE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5. INCOME TAXES

As of June 30, 1998, the Company had federal and state net operating loss carryforwards of approximately $12,769,000 and $13,095,000, respectively. The Company also had federal research and development tax credit carryforwards of approximately $180,000. The net operating loss and credit carryforwards will expire at various dates beginning in 2008 through 2013, if not utilized.

Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

As of June 30, 1998 and June 30, 1997, the Company had deferred tax assets of approximately $5,371,000 and $1,976,000, respectively, and deferred tax liabilities of approximately $16,000 and $24,000 as of June 30, 1998 and June 30, 1997, respectively. The net deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance was increased by $3,419,000 during the year ended June 30, 1998. Deferred tax assets relate primarily to: 1) net operating loss carry forwards; 2) research credits; and 3) use of extended tax amortization periods for intangible assets.

6. COMMITMENTS

The Company has various operating and capital lease commitments. Future minimum lease payments under these commitments for each of the next five fiscal years and thereafter are as follows:


                                                OPERATING          CAPITAL
                                                ---------          -------
1999                                        $    873,372       $   36,652
2000                                             947,099             --
2001                                             942,039             --
2002                                             487,566             --
2003 and thereafter                                    -             --
                                            ------------       ----------
Total future minimum lease payments         $  3,250,076           36,652
                                            ------------
                                            ------------
Less amount representing interest                                   1,274
                                                               ----------
                                                                   35,378
Less current portion                                               35,378
                                                               ----------
Long-term capital lease obligation                             $     --
                                                               ----------
                                                               ----------


                            INSURQUOTE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6. COMMITMENTS (CONTINUED)

The operating lease agreements are subject to predetermined rate increases in accordance with the signed rental agreements. Rent expense under operating leases for the year ended June 30, 1998 and eleven months ended June 30, 1997 was approximately $618,000 and $191,000, respectively.

Equipment under capital lease, net of accumulated amortization of $45,000 and $12,000, was approximately $135,000 and $168,000 at June 30, 1998 and June 30,
1997.

7. SHAREHOLDERS' DEFICIT

PREFERRED STOCK

The Company has authorized 3,000,000 shares of preferred stock without par value, of which 167,399 shares have been designated as Series A and 695,485 shares have been designated as Series B, 1,075,117 shares have been designated as Series C, 320,203 shares have been designated as Series D, 100 shares have been designated as Series E and 741,696 shares are undesignated.

The Series A, Series B, Series D and Series E preferred stock are non-cumulative voting shares that are entitled to receive an annual dividend at a rate of $0.2426, $0.4139, $0.8250, and $0.8065 per share, respectively. Series C shareholders purchasing shares in the initial sale of these shares are entitled to an annual dividend rate of $1.7190 per share and purchasers of Series C shares in a subsequent offering are entitled to an annual dividend rate of $0.8065 per share. Dividends on preferred stock Series A, B, D and E, are non-cumulative and are not payable unless declared. Dividends on Series C preferred stock are cumulative and are accrued quarterly from the date of issuance. The Company cannot make distributions nor declare dividends on its common stock unless and until dividends, including accrued but unpaid dividends on Series C preferred stock, are paid or declared and set apart, upon all shares of preferred stock. As of June 30, 1998, the Board has not declared any dividends payable on preferred or common stock.

Each share of preferred stock is convertible at any time, at the option of the holder, into fully paid and nonassessable shares of common stock that is equal to the original issue price for such series divided by the conversion price. The conversion rate is subject to adjustment in a number of circumstances, including subsequent issuances of common stock. At June 30, 1998 and June 30, 1997 each share of preferred stock was convertible into one share of common stock.

                            INSURQUOTE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7. SHAREHOLDERS' DEFICIT (CONTINUED)

Each share of Series A and B preferred stock automatically will be converted into shares of common stock, based upon the current conversion rate, immediately upon the closing of a fully underwritten public offering under the Securities Act of 1933, as amended, that results in net proceeds to the Company of at least $20 million.

Each share of Series D preferred automatically shall be converted into shares of common stock at the then-effective conversion rate, immediately prior to the consummation of the purchase of securities of the Company by the holder of the Series D preferred stock pursuant to the exercise of the option held by that investor to purchase additional stock of the Company, or upon the closing of the exercise by this investor of the warrants issued in connection with the $8,900,000 note payable.

Each share of Series E preferred automatically shall be converted to common stock at the then-effective conversion rate, immediately prior to any sale, assignment, transfer, pledge, encumbrance or disposition of the Company to any person or entity other than the holder of the Series E preferred, its parent or majority-owned subsidiary.

Series A and B preferred shareholders are entitled to vote on all matters with the common shareholders and are entitled to the number of votes equal to the number of common shares into which their preferred shares are convertible.

Series C and D preferred shareholders are not entitled to vote such shares for the election of directors or on any other matter except (i) any amendment to the Articles of Incorporation that alters the rights, preferences or privileges of that series of preferred stock and (ii) following the closing of the exercise of the option described above, each holder of shares of Series C preferred shall be entitled to the number of votes equal to the number of common stock into which such shares of Series C preferred held by such holder of Series C preferred could then be converted.

Series E preferred shareholders are entitled to vote on all matters with common shareholders and are entitled to a number of votes based on a calculation of Series E preferred outstanding and total common stock outstanding.

Except as outlined above, preferred shareholders are entitled to vote on all matters with the common shareholders. Each share of common stock is entitled to one vote.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, holders of preferred stock are entitled to payment in an amount equal to approximately $2.69 per share or $279,000, $4.60 per share

                            INSURQUOTE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7. SHAREHOLDERS' DEFICIT (CONTINUED)

or $2,774,000, $34.38 per share or $4,999,333, $13.96 per share or $4,470,033 and $10.00 per share for Series A, Series B, Series C, Series D, and Series E respectively, plus all declared and unpaid dividends, or accrued but unpaid dividends for Series C preferred stock, before any payment will be made to common shareholders. If the assets to be distributed to the holders of preferred stock are insufficient, then the assets will be distributed ratably to the holders of the preferred stock.

On the fifth anniversary of the issuance of Series C preferred stock, the Company is to redeem all outstanding shares of Series C preferred at a redemption price per share equal to the liquidation preferences together with accrued and unpaid dividends. In the event the Company anticipates a public offering and to the extend the Company has sufficient funds, the Company may elect to redeem any or all of the outstanding shares of Series C preferred stock.

In February 1998, the Company entered into a securities purchase agreement with an investor where in the Company received $20,000,000 in exchange for 145,414 shares of Series C preferred stock, 320,203 shares of Series D preferred stock, 333,750 shares of common stock and a promissory note for $8,900,000. Additionally, under the terms of the securities purchase agreement, at any time after July 1, 2000 and until as late as July 1, 2010, under certain conditions, the investor has the option to purchase sufficient shares of the Company's common stock at the then fair market value to cause the investor to have at least a 51% voting interest in the Company. This right may be terminated or be converted to a fixed number of shares subject to a warrant with a strike price equal to 120% of a public offering price, if not exercised earlier in connection with a sale of the Company or on an initial public offering of the Company's common stock. If this right is exercised, Series E preferred stock carrying super voting rights will be issued to the investor. All classes of stock issued in this transaction are subject to certain anti-dilution provisions. Further, the transaction has an "earn-out" component measured on or before June 30, 2000, that may have the effect of (i) decreasing the percentage ownership of the buyer or (ii) increasing the size of the investment by the buyer. The Company also issued a warrant to purchase 440,350 shares of common stock in connection with this agreement.

STOCK OPTIONS

The Company has an Employee Stock Option Plan (the Plan) for which 1,046,500 common shares have been reserved. The Plan allows grants of incentive options and nonqualified options to purchase common shares at a price that is not less than the fair market value on the date of grant. The option prices are determined by the Board of

                            INSURQUOTE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7. SHAREHOLDERS' DEFICIT (CONTINUED)

STOCK OPTIONS (CONTINUED)

Directors. Generally, the options have a ten year life from the date of grant and vest pursuant to the following schedule year 5-40%; year 6-40%; year 7-20%.

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair market value method. The fair value of these options was estimated at the date of grant using a Minimum Value option pricing model with the following weighted average assumptions for fiscal years ended June 30, 1998 and June 30, 1997, respectively; risk-free interest rate of approximately 6.1% and 6.3%; dividend yield of 0% and a weighted-average expected life of the option of 8 years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. Because the effect of SFAS No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION is prospective, the initial impact on pro forma net income (loss) may not be representative of compensation expense in future years. The effect on the Company's pro forma results for each of the fiscal year ended June 30, 1998 and the eleven months ended June 30, 1997 was not material (less than $2,500 in each year).

A summary of stock option activity, and related information for the years ended June 30, 1998 and 1997 follows:

                                                            1998                    1997
                                                    --------------------     --------------------
                                                                WEIGHTED-                WEIGHTED-
                                                                AVERAGE                  AVERAGE
                                                                EXERCISE                 EXERCISE
                                                    OPTIONS      PRICE       OPTIONS      PRICE
                                                    -------     --------     -------     --------
Outstanding at beginning of year                    401,224      $0.15       395,724       $0.13
Granted                                               5,137       1.94         5,500        1.94
Exercised                                              --          --           --           --
Canceled                                              7,725       0.10          --           --
                                                    -------                  -------
Outstanding at end of year                          398,636      $0.18       401,224       $ .15
                                                    -------                  -------
                                                    -------                  -------

Weighted-average fair value of options granted
    during the year                                   $0.75                    $0.77


                            INSURQUOTE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7. SHAREHOLDERS' DEFICIT (CONTINUED)

Exercise prices for options outstanding as of June 30, 1998 ranged from $0.10 to $1.94. There were 7,428 exercisable options outstanding at June 30, 1998. The weighted average remaining contractual life of the options is 6 years. Below are the segregated exercise prices as of June 30, 1998:

                                                                      RANGE OF EXERCISE PRICES
                                                             ---------------------------------------
                                                      $0.10-$0.11           $0.46- $0.51             $1.94
                                                      -----------           ------------             -----
Options outstanding                                     358,420                 29,579               10,637
Weighted-average exercise price of
   options outstanding                                    $0.10                  $0.49                $1.94
Weighted-average remaining contractual
   life of options outstanding
                                                        6 years                7 years              9 years


WARRANTS

During 1995, the Company received $300,000 from an investor upon the issuance of three $100,000 promissory notes. Attached to each of these notes are warrants to purchase shares of Series A preferred stock at $3.13 per share. As of June 30, 1998, warrants to purchase 63,899 shares of Series A preferred stock remain outstanding. The warrants expire five years from debt issuance dates which were December 30, 1994, March 28, 1995 and June 6, 1995.

In connection with previous debt agreements, the Company issued warrants to purchase 7,693 and 84,628 shares of Series B preferred stock which expire on December 23, 2001 and February 25, 2002, respectively. Under the terms of each issuance, half of the shares are exercisable at $16.13 per share and the remaining shares are exercisable at $48.87 per share.

During fiscal 1998, in connection with the issuance of a $8,900,000 promissory note, the Company issued a warrant to the investor to acquire an additional 440,350 shares of common stock at a price of $20.21 per share. The warrant is exercisable by the holder through February 10, 2008.

                            INSURQUOTE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7. SHAREHOLDERS' DEFICIT (CONTINUED)

As of June 30, 1998, the Company had reserved an additional 1,756,468 shares of its common stock for issuance upon conversion of outstanding convertible preferred shares and warrants.

8. EMPLOYEE BENEFIT PLAN

In 1997, the Company formally adopted a retirement plan that is qualified under
Section 401(k) of the Internal Revenue Code, which covers all eligible employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. The Company makes a matching contribution based on the contribution made by the employee. Total expense under the plan was approximately $61,700 and $10,300 for the year ended June 30, 1998 and the eleven months ended June 30, 1997.

9. RELATED PARTY TRANSACTION

The Company is obligated to pay one of its shareholders commissions for the sale of certain of its products and services under a sales agreement. Commissions incurred during the year ended June 30, 1998 totaled approximately $1.7 million. In addition, the Company incurred interest expense totaling approximately $256,000 on a note payable to the same shareholder. See Note 4.

10.      SUBSEQUENT EVENT

Subsequent to year end, the Company entered into agreements with two software suppliers to purchase approximately $260,000 in software over the next two years. This software will be used in and distributed with some of the Company's products.

11.      YEAR 2000 ISSUE--UNAUDITED

The Company has developed a plan to modify its information technology to be ready for the year 2000 and has begun converting critical data processing systems. The Company currently expects the project to be substantially complete by early 1999 and to cost less than $50,000. This estimate includes internal costs, and the costs to upgrade and replace systems in the normal course of business. The Company does not expect this project to have a significant effect on operations.