Form 10-K, Exhibit 13
period 1999-12-31
CCC INFORMATION SERVICES GROUP INC
filed 2000-03-31
CIK 1017917

                                                   Exhibit 13

                        CONSOLIDATED FINANCIAL STATEMENTS

                            INSURQUOTE SYSTEMS, INC.

                       YEARS ENDED JUNE 30, 1999 AND 1998
                      AND ELEVEN MONTHS ENDED JUNE 30, 1997
                                      WITH
                         REPORT OF INDEPENDENT AUDITORS

                            InsurQuote Systems, Inc.

                        Consolidated Financial Statements

                     Years ended June 30, 1999 and 1998 and
                        Eleven Months ended June 30, 1997






                                    CONTENTS

Report of Independent Auditors .............................................   1

Consolidated Financial Statements

Consolidated Balance Sheets ................................................   2
Consolidated Statements of Operations ......................................   4
Consolidated Statements of Shareholders' Equity (Deficit) ..................   5
Consolidated Statements of Cash Flows ......................................   6
Notes to Consolidated Financial Statements .................................   7

                         Report of Independent Auditors

Board of Directors
InsurQuote Systems, Inc.

We have audited the accompanying consolidated balance sheets of InsurQuote Systems, Inc. and subsidiary (the Company) as of June 30, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years then ended and eleven months ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InsurQuote Systems, Inc. and subsidiary at June 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended and the eleven months ended June 30, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred losses since inception, has limited access to additional resources, and its continued existence is dependent upon its ability to obtain additional financing. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            Ernst & Young LLP


August 19, 1999, except for
   Note 12, as to which the date is
   February 1, 2000

                                             InsurQuote Systems, Inc.

                                            Consolidated Balance Sheets




                                                                           JUNE 30
                                                                     1999           1998
                                                                 ------------   -------------

ASSETS
Current assets:
   Cash and cash equivalents                                     $ 11,539,387    $  8,032,178
   Accounts receivable, less allowance of $313,893 in 1999 and
     $248,775 in 1998                                                 919,756         903,426
   Other                                                              335,835          68,920
                                                                 ------------    ------------
Total current assets                                               12,794,978       9,004,524

Equipment:
   Office equipment                                                 1,083,125         392,744
   Computer equipment                                               3,802,446       1,775,673
   Leasehold improvements                                             328,754         164,189
                                                                 ------------    ------------
                                                                    5,214,325       2,332,606
   Accumulated depreciation                                        (1,307,013)       (665,946)
                                                                 ------------    ------------
                                                                    3,907,312       1,666,660
Other assets, net of accumulated amortization
   of $ 3,761,102 in 1999 and $1,543,191 in 1998                    1,283,244       3,587,823
                                                                 -------------   -------------
Total assets                                                      $17,985,534     $14,259,007
                                                                 =============   =============




                                                                             JUNE 30
                                                                      1999              1998
                                                                   -------------   -------------

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
   Accounts payable                                                $    821,204    $    852,748
   Accrued liabilities                                                2,270,210       1,962,563
   Current portion of notes payable to related parties                  200,000              --
   Current portion of notes payable and capital lease
       obligation                                                        59,003         229,229
   Deferred revenue                                                   2,175,216       1,524,886
                                                                      -------------------------
Total current liabilities                                             5,525,633       4,569,426

Notes payable to related parties, less current portion                8,900,000       9,100,000
Capital lease obligation, less current portion                          137,282              --
Other accrued liabilities                                               981,341         366,759


Series C redeemable convertible preferred stock; no par value;
   145,414 shares authorized, issued
   and outstanding                                                    5,000,000       5,000,000

Shareholders' deficit:
   Series A convertible preferred stock; no par value; 167,399 shares authorized, 103,500 shares issued
    and outstanding                                                     279,000         279,000

   Series B convertible preferred stock; no par value; 705,089 shares authorized; 603,164 shares issued
    and outstanding                                                   2,773,994       2,773,994

   Series D convertible preferred stock; no par value; 320,203
     shares authorized, issued and outstanding                        4,469,886       4,469,886
   Series F convertible preferred stock; no par value; 426,856
     shares authorized, issued and outstanding                       19,900,000              --
   Common stock; no par value; 7,000,000 shares authorized;
     1,121,309 and 970,844 issued and outstanding in 1999 and
     1998, respectively                                               1,737,285       1,717,762
   Additional paid-in-capital                                           125,000              --
   Accumulated deficit                                              (31,841,887)    (14,015,820)
   Treasury stock, 371 shares                                            (2,000)         (2,000)
                                                                    ---------------------------
Total shareholders' deficit                                          (2,558,722)     (4,777,178)
                                                                    ---------------------------
Total liabilities and shareholders' deficit                        $ 17,985,534    $ 14,259,007
                                                                    ===========================



SEE ACCOMPANYING NOTES.

                            InsurQuote Systems, Inc.

                      Consolidated Statements of Operations


                                                                                  ELEVEN MONTHS
                                                        YEAR ENDED JUNE 30        ENDED JUNE 30
                                                       1999           1998           1997
                                                ----------------------------------------------
Net sales                                         $  9,918,518    $ 11,907,974    $  3,499,786

Operating Expenses
   Cost of sales                                     3,045,402       1,673,760       2,783,233
   Selling, general and administrative expenses     20,487,057      16,275,983       2,199,431
   Research and development                          3,149,276       2,077,394       1,056,123
                                                  -------------   -------------   ------------
Loss from operations                               (16,763,217)     (8,119,163)     (2,459,003)

Other income (expense):
   Interest expense                                   (879,503)       (909,960)       (352,575)
   Interest income                                     315,310         226,633          45,640
                                                  -------------   -------------   ------------
Net loss                                           (17,327,410)     (8,802,490)     (2,765,938)
Preferred stock dividend                              (498,657)        (96,700)             --
                                                  -------------   -------------   ------------
Net loss applicable to common shareholders        $(17,826,067)   $ (8,899,190)   $ (2,765,938)
                                                  =============   ============    ============


SEE ACCOMPANYING NOTES.

                                InsurQuote Systems, Inc.

                Consolidated Statements of Shareholders' Equity (Deficit)


                                                                                ADDITIONAL
                                         PREFERRED STOCK       COMMON STOCK       PAID-IN-  ACCUMULATED  TREASURY STOCK
                                          SHARES  AMOUNT    SHARES      AMOUNT   CAPITAL     DEFICIT    SHARES    AMOUNT     TOTAL
                                     ----------------------------------------------------------------------------------------------
Balance at July 31, 1996              706,664 $ 3,052,994   600,000 $  146,020           $ (2,350,692)                $    848,322
Net loss                                                                                   (2,765,938)                  (2,765,938)
Balance at June 30, 1997              706,664   3,052,994   600,000    146,020             (5,116,630)                  (1,917,616)
  Issuance of Common
  Stock for the purchase
  of certain assets of ACP                                   37,094     71,962                                              71,962
  Issuance of Series D,
   convertible preferred stock        320,203   4,469,886                                                                4,469,886
  Issuance of Common Stock,
   (net of issuance costs of $130,334)                      333,750  1,499,780                                           1,499,780
  Repurchase of shares                                                                                 (371) $(2,000)       (2,000)
  Preferred stock dividend                                                                    (96,700)                     (96,700)
  Net Loss                                                                                 (8,802,490)                  (8,802,490)
                                    -----------------------------------------------------------------------------------------------
Balance at June 30, 1998             1,026,867 $ 7,522,880   970,844  1,717,762           (14,015,820) (371)  (2,000) $ (4,777,178)
  Exercise of stock options and
  other                                                      150,465     19,523                                             19,523
  Issuance of Series F,
   convertible preferred stock,
   (net of issuance costs of
   $100,000)                          426,856  19,900,000                                                              19,900,000
  Issuance of warrants with
   notes payable                                                               $125,000                                   125,000
  Preferred stock dividend                                                                  (498,657)                    (498,657)
  Net Loss                                                                               (17,327,410)                 (17,327,410)
                                    -----------------------------------------------------------------------------------------------
Balance at June 30, 1999            1,453,723 $27,422,880 1,121,309 $1,737,285 $125,000 $(31,841,887) (371) $(2,000) $ (2,558,722)
                                    ===============================================================================================


SEE ACCOMPANYING NOTES.

W08990018-SL 03/29/00 6:14 PM Draft #5
                                             InsurQuote Systems, Inc.

                                       Consolidated Statements of Cash Flows


                                                                           YEAR ENDED JUNE 30,    ELEVEN MONTHS
                                                                                                  ENDED JUNE 30
                                                                       1999            1998           1997
                                                                  --------------  --------------   ------------

OPERATING ACTIVITIES
Net loss                                                           $(17,327,410)   $ (8,802,490)   $(2,765,938)
Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation                                                       818,927         392,597        142,553
     Amortization                                                     2,217,911       1,247,370        295,821
     Loss from disposal of assets                                        23,258              --             --
     Interest expense on warrants                                       125,000              --             --
     Impairment of intangible assets                                         --         980,000             --
     Changes in operating assets and liabilities:
       Accounts receivable                                              (16,330)        437,179        489,616
       Other assets                                                    (180,247)        (90,260)       225,310
       Accounts payable and accrued liabilities                         392,028         989,119        356,906
       Deferred revenue                                                 650,330         248,297       (366,348)
                                                                    ------------------------------------------
Net cash used in operating activities                               (13,296,533)     (4,598,188)    (1,622,080)

INVESTING ACTIVITIES
Purchases of property and equipment                                  (2,886,552)       (889,173)      (313,598)
Acquisitions, net of working capital acquired                                --        (512,661)    (2,501,000)
                                                                     -----------------------------------------
Net cash used in investing activities                                (2,886,552)     (1,401,834)    (2,814,598)

FINANCING ACTIVITIES
Proceeds from notes payable to related parties                        3,000,000       8,900,000      6,500,000
Principal payments on notes payable to related parties               (3,000,000)     (6,519,539)        (4,291)
Principal payments on notes payable                                          --      (2,243,518)       (35,521)
Payments on debt                                                       (229,229)             --             --
Net proceeds from issuance of common stock                                   --       1,499,780             --
Proceeds from exercise of stock options                                  19,523              --             --
Proceeds from issuance of redeemable convertible
  preferred stock                                                            --       5,000,000             --
Proceeds from issuance of convertible preferred stock                19,900,000       4,469,886             --
Purchase of treasury stock                                                   --          (2,000)            --
Other                                                                        --          (3,698)        83,308
                                                                     -----------------------------------------
Net cash provided by financing activities                            19,690,294      11,100,911      6,543,496
                                                                     -----------------------------------------
Net increase in cash and cash equivalents                             3,507,209       5,100,889      2,106,818
Cash and cash equivalents at beginning of year                        8,032,178       2,931,289        824,471
                                                                     -----------------------------------------
Cash and cash equivalents at end of year                           $ 11,539,387    $  8,032,178    $ 2,931,289
                                                                     =========================================

SEE ACCOMPANYING NOTES.

                            InsurQuote Systems, Inc.

                   Notes to Consolidated Financial Statements

                                  June 30, 1999


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

During 1997, the Company changed its fiscal year end from July 31 to June 30. Accordingly, the statements of operations, cash flows and shareholders' equity (deficit) for fiscal 1997 reflect results of operations and cash flows for the eleven months ended June 30, 1997. All references to the year ended June 30, 1997 in the footnotes reflect the eleven month period then ended.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary Insurance Automation Systems, Inc.
(IAS). All intercompany accounts and transactions have been eliminated in consolidation.

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

                            InsurQuote Systems, Inc.

1.   ACCOUNTING POLICIES (CONTINUED)

MAJOR CUSTOMER

The Company had no net sales greater than 10% to one customer for the year ended June 30, 1999 and net sales to one customer of 22% and 11% of consolidated net sales for the year ended June 30, 1998 and 1997, respectively.

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

OTHER ASSETS

Other current assets include prepaid assets and deposits. Other long-term assets are comprised primarily of purchased intangibles including contracts, software and copyrights, goodwill and the value assigned to non-compete agreements acquired in connection with the purchase of IAS and ACP (see Notes 3 and 4). Software and copyrights of approximately $4.2 million and goodwill are being amortized over a three year period based on the estimated useful life of the technology. The value assigned to the non-compete agreements is being amortized over three years, the term of the agreements. The value assigned to contracts acquired is being amortized over the life of the contracts, which range from one to three and a half years.

STOCK BASED COMPENSATION

The Company has elected to account for stock based compensation arrangements under the provisions of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees," rather than adopting the alternative fair value accounting provided under Statement of Financial Accounting Standard No. 123, "Accounting for Stock based Compensation."

                            InsurQuote Systems, Inc.

1.   ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

The Company recognizes revenue primarily from software licensing, maintenance and related services. Revenue from software license fees is recognized when the software is delivered, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable. Revenue from services and support is recognized at the time the services and support are rendered. Revenue from maintenance contracts and service agreements, which are typically pre-paid, is deferred when received and recognized ratably over the term of the contract or agreement.

INCOME TAXES

The Company uses an asset and liability method of accounting for income taxes. The provision for income taxes is based on income or loss for financial reporting purposes as required by Statement of Financial Accounting Standards ("SFAS") No. 109, ACCOUNTING FOR INCOME TAXES.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at June 30, 1999 and June 30, 1998, and revenues and expenses for the years then ended. Actual results could differ from the estimates and assumptions used.

SOFTWARE DEVELOPMENT COSTS

Software development costs have been accounted for in accordance with SFAS No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED. Under the standard, capitalization of software development costs begins upon the establishment of technological feasibility which, for the Company, is upon completion of a working model. To date, all such amounts have been insignificant prior to general release of the software. Accordingly, the Company has charged all software development costs to expenses.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

                            InsurQuote Systems, Inc.

1.   ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS

Certain prior year amounts have been reclassed to conform with the current year presentation.

2. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has an accumulated deficit of $31,841,887 at June 30, 1999, including a net loss of $17,327,410 in fiscal 1999 and $8,802,490 in fiscal 1998. The Company also has limited immediate access to additional capital resources. Therefore, the Company's continued existence is dependent upon its ability to obtain additional financing. Management intends to seek additional financing to fund continuing operations until such time as the Company is able to generate cash flows from sales sufficient to fund its operations.

3. ACQUISITIONS

On March 7, 1997, the Company completed the purchase of substantially all the assets of IAS. Accordingly, the results of operations of IAS have been included in the Company's financial statements since the date of acquisition. IAS is engaged in the business of designing, developing and selling comparative rating software. The aggregate purchase price was approximately $5.1 million consisting of $2.5 million paid at closing, the issuance of a $1.8 million one year promissory note to the seller with the remaining balance comprised of liabilities assumed by the Company. The promissory note carried an interest of 9% with interest and principal due on March 7, 1998, and was secured by substantially all of the assets of IAS. The note was paid during 1998.

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

                            InsurQuote Systems, Inc.

4. OTHER ASSETS

Other assets relate primarily to intangible assets acquired in the purchase of IAS and ACP and are comprised of the following:



                                                           1999               1998
                                                  ------------------- ------------------

       Software and copyrights                           $4,170,655        $4,170,655
       Goodwill, contract rights and other
         assets                                             873,691           960,359
                                                  ------------------- ------------------
                                                          5,044,346         5,131,014
       Accumulated amortization                          (3,761,102)      (1,543,191)
                                                  =================== ==================
                                                         $1,283,244        $3,587,823
                                                  =================== ==================



Accumulated amortization for software and copyrights was approximately $3.15 million and $1.1 million at June 30, 1999 and 1998, respectively.

During fiscal year 1998 certain intangible assets purchased in conjunction with the acquisition of ACP became impaired when a customer failed to renew contracts which would have provided the Company with a future revenue stream. As a result, the accompanying 1998 financial statements reflect a charge to selling, general and administrative expenses of $980,000 to adjust the value of the intangible assets to their estimated fair values based on a discounted cash flow projection of expected future revenues from remaining contracts with the customer. Revenue and expenses associated with the impairment represented approximately 27% of 1998 net sales and 10% of 1998 total operating expenses.

                            InsurQuote Systems, Inc.

5. NOTES PAYABLE

Notes payable to related parties represent amounts that are payable to certain stockholders and directors of the Company and consisted of the following:

                                                                                  JUNE 30,
                                                                             1999            1998
                                                                       ---------------------------------
     Unsecured note payable, interest at 10.5%, interest payable
     monthly, principal due in full on June 6, 2000.                  $    100,000       $   100,000

     Unsecured note payable, interest at 10.5%, interest payable monthly, principal due in full on
     March 28, 2000.                                                       100,000           100,000

     Unsecured subordinated note payable, interest at 7.5%,
     interest payable quarterly, principal due in full on
     February 10, 2003.                                                  8,900,000         8,900,000

                                                                     -----------------------------------
                                                                         9,100,000         9,100,000
     Less current portion                                                 (200,000)                -
                                                                     -----------------------------------
                                                                        $8,900,000        $9,100,000
                                                                     ===================================


In January 1999, the Company borrowed $3,000,000 from a board member. The note carried an interest rate of 12% and included a detachable warrant to purchase 9,604 shares of Series B preferred stock with an exercise price of $37.48 per share. The note was repaid in March 1999. As of June 30, 1999, the warrant remained outstanding.

Maturities of notes payable and notes payable to related parties for each of the next five fiscal years ended June 30 and thereafter are as follows:


          2000                               $     200,000
          2001                                           -
          2002                                           -
          2003                                   8,900,000
          2004 and thereafter                            -
                                             -------------
                                                $9,100,000

                                             =============

The Company paid approximately $881,000, $950,000 and $235,000 in cash for interest for the years ended June 30, 1999 and 1998 and eleven months ended June 30, 1997, respectively.

                            InsurQuote Systems, Inc.

6. INCOME TAXES

As of June 30, 1999, the Company had federal and state net operating loss carryforwards of approximately $26,953,000 and $26,573,000, respectively. The Company also had federal research and development tax credit carryforwards of approximately $419,000. The net operating loss and credit carryforwards will expire at various dates beginning in 2005 through 2019, if not utilized.

Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

As of June 30, 1999 and 1998, the Company had deferred tax assets of approximately $11,641,000 and $5,371,000, respectively, and deferred tax liabilities of approximately $8,000 and $16,000 as of June 30, 1999 and 1998, respectively. The net deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance was increased by $6,278,000 during the year ended June 30, 1999. Deferred tax assets relate primarily to: 1) net operating loss carryforwards; 2) research credits; and 3) use of extended tax amortization periods for intangible assets.

7. COMMITMENTS

The Company has various operating and capital lease commitments. Future minimum lease payments under these commitments for each of the next five fiscal years and thereafter are as follows:


                                                        Operating            Capital
                                                  -----------------------------------
     2000                                          $   1,108,773         $    75,845
     2001                                                967,596              76,083
     2002                                                731,496              70,217
     2003                                                493,313               5,712
     2004 and thereafter                                 431,200               1,190
                                                  -----------------------------------
     Total future minimum lease payments           $   3,732,378             229,047
                                                  ==============
     Less amount representing interest                                       (32,762)
                                                                          -----------
                                                                             196,285
Less current portion                                                         (59,003)
                                                                          -----------
Long-term capital lease obligation                                       $   137,282
                                                                          ===========

                            InsurQuote Systems, Inc.

7. COMMITMENTS (CONTINUED)

The operating lease agreements are subject to predetermined rate increases in accordance with the signed rental agreements. Rent expense under operating leases for the year ended June 30, 1999 and 1998 and eleven months ended June 30, 1997 was approximately $888,000, $618,000 and $191,000, respectively.

Equipment under capital lease, net of accumulated depreciation of $9,000 and $45,000, was approximately $194,000 and $135,000 at June 30, 1999 and June 30,
1998, respectively.

8. SHAREHOLDERS' DEFICIT

PREFERRED STOCK

The Company has authorized 3,000,000 shares of preferred stock without par value, of which 167,399 shares have been designated as Series A, 705,089 shares have been designated as Series B, 145,414 shares have been designated as Series C, 320,203 shares have been designated as Series D, 100 shares have been designated as Series E, of which none have been issued, 426,856 shares have been designated as Series F, and 1,234,939 shares are undesignated as of June 30, 1999.

The Series A, Series B, Series D and Series E preferred stock are non-cumulative voting shares that are entitled to receive an annual dividend at a rate of $0.2426, $0.4139, $0.8250 and $0.8065 per share, respectively. The Series F preferred stock is cumulative, voting and is entitled to receive an annual dividend at a rate of $2.3427 per share. Series C shareholders purchasing shares in the initial sale of these shares are entitled to an annual dividend rate of $1.7190 per share. Dividends on preferred stock Series A, B, D and E, are non-cumulative and are not payable unless declared. Dividends on Series C and F preferred stock are cumulative and are accrued quarterly from the date of issuance. The Company cannot make distributions nor declare dividends on its common stock unless and until dividends, including accrued but unpaid dividends on Series C preferred stock, are paid or declared and set apart, upon all shares of preferred stock. As of June 30, 1999, the Board has not declared any dividends payable on preferred or common stock.

                            InsurQuote Systems, Inc.

8. SHAREHOLDERS' DEFICIT (CONTINUED)

PREFERRED STOCK (CONTINUED)

CONVERSION PRIVILEGES

Each share of preferred stock is convertible at any time, at the option of the holder, into fully paid and nonassessable shares of common stock that is equal to the original issue price for such series divided by the conversion price. The conversion rate is subject to adjustment in a number of circumstances, including subsequent issuances of common stock. At June 30, 1999 and June 30, 1998 each share of preferred stock was convertible into one share of common stock.

Each share of Series A and B preferred stock automatically will be converted into shares of common stock, based upon the current conversion rate, immediately upon the closing of a fully underwritten public offering under the Securities Act of 1933, as amended, that results in net proceeds to the Company of at least $20 million.

Each share of Series D preferred automatically shall be converted into shares of common stock at the then-effective conversion rate, immediately prior to the consummation of the purchase of securities of the Company by the holder of the Series D preferred stock pursuant to the exercise of the option held by that investor to purchase additional stock of the Company.

Each share of Series E preferred automatically shall be converted to common stock at the then-effective conversion rate, immediately prior to any sale, assignment, transfer, pledge, encumbrance or disposition of the Company to any person or entity other than the holder of the Series E preferred, its parent or majority-owned subsidiary.

Each share of Series F preferred automatically shall be converted to common stock at the then-effective conversion rate upon a majority vote of the Series F holders or upon the closing of a fully underwritten public offering with an initial public offering per share of at least the Series F preferred conversion price plus accumulated but unpaid dividends on the Series F preferred.

VOTING RIGHTS

Series A and B preferred shareholders are entitled to vote on all matters with the common shareholders and are entitled to the number of votes equal to the number of common shares into which their preferred shares are convertible.

                            InsurQuote Systems, Inc.

8. SHAREHOLDERS' DEFICIT (CONTINUED)

PREFERRED STOCK (CONTINUED)

VOTING RIGHTS (CONTINUED)

Series C and D preferred shareholders are not entitled to vote such shares for the election of directors or on any other matter except (i) any amendment to the Articles of Incorporation that alters the rights, preferences or privileges of that series of preferred stock and (ii) following the closing of the exercise of the option described below, each holder of shares of Series C preferred shall be entitled to the number of votes equal to the number of common stock into which such shares of Series C preferred held by such holder of Series C preferred could then be converted.

Series E and Series F preferred shareholders are entitled to vote on all matters with common shareholders and are entitled to a number of votes based on a calculation of Series E and Series F preferred outstanding and total common stock outstanding.

Except as outlined above, preferred shareholders are entitled to vote on all matters with the common shareholders. Each share of common stock is entitled to one vote.

OTHER RIGHTS

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, holders of preferred stock are entitled to payment in an amount equal to approximately $2.70 per share or $279,000, $4.60 per share or $2,774,000, $34.38 per share or $4,999,333, $13.96 per share or
$4,470,033, $10.00 per share and $46.85 per share or $20,000,000 for Series A,
Series B, Series C, Series D, Series E and Series F, respectively, plus all declared and unpaid dividends, or accrued but unpaid dividends for Series C and Series F preferred stock, before any payment will be made to common shareholders. If the assets to be distributed to the holders of preferred stock are insufficient, then the assets will be distributed ratably to the holders of the preferred stock.

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

                            InsurQuote Systems, Inc.

8. SHAREHOLDERS' DEFICIT (CONTINUED)

PREFERRED STOCK (CONTINUED)

OTHER RIGHTS (CONTINUED)

In March 1999, the Company entered into a securities purchase agreement with an investor wherein the Company received net proceeds of $19,900,000 in exchange for 426,856 shares of Series F preferred stock. Under the terms of this agreement, if any person acquires voting control or all or substantially all of the capital stock or assets of the Company, the investor may require the acquiring person to purchase the Series F preferred stock from the investor at a pre-determined price per share or the fair market value, whichever is greater.

In February 1998, the Company entered into a securities purchase agreement with an investor wherein the Company received $20,000,000 in exchange for 145,414 shares of Series C preferred stock, 320,203 shares of Series D preferred stock, 333,750 shares of common stock and a promissory note for $8,900,000. Additionally, under the terms of the securities purchase agreement, at any time after July 1, 2000 and until as late as July 1, 2010, under certain conditions, the investor has the option to purchase sufficient shares of the Company's common stock at the then fair market value to cause the investor to have at least a 51% voting interest in the Company. This right is terminated if not exercised prior to the closing of an initial public offering of the Company's common stock. If this right is exercised, Series E preferred stock carrying super voting rights will be issued to the investor. All classes of stock issued in this transaction are subject to certain anti-dilution provisions. The Company also issued a warrant to purchase 440,350 shares of common stock in connection with this agreement.

STOCK OPTIONS

The Company has an Employee Stock Option Plan (the Plan) for which 579,000 common shares have been reserved. The Plan allows grants of incentive options and nonqualified options to purchase common shares at a price that is not less than the fair market value on the date of grant. The option prices are determined by the Board of Directors. Generally, the options have a ten year life from the date of grant and vest pursuant to one of the following schedules:
1) year 5-40%; year 6-40%; year 7-20%, 2) 1/36th per month vests beginning one month after the grant date, 3) 25% vests on the first anniversary of the grant date and the remainder vests quarterly thereafter based on a four year vesting and 4) 1/12th per month vests beginning one month after the grant date.

                            InsurQuote Systems, Inc.

8. SHAREHOLDERS' DEFICIT (CONTINUED)

STOCK OPTIONS (CONTINUED)

Pro forma information regarding net loss and loss per share has been determined as if the Company had accounted for its employee stock options under the fair market value method. The fair value of these options was estimated at the date of grant using a Minimum Value option pricing model with the following weighted average assumptions for fiscal years ended June 30, 1999 and 1998, respectively; risk-free interest rate of approximately 6% and 6.1%; dividend yield of 0% and a weighted-average expected life of the option of 8 years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. Because the effect of SFAS No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION is prospective, the initial impact on pro forma net income (loss) may not be representative of compensation expense in future years. The effect on the Company's pro forma results for each of the fiscal years ended June 30, 1999 and 1998 was not material (LESS THAN 1% impact on net loss).

A summary of stock option activity, and related information for the years ended June 30, 1999 and 1998 and eleven months ended June 30, 1997 follows:



                                                   1999                        1998                         1997
                                        --------------------------- ---------------------------- ---------------------------
                                                    WEIGHTED-AVERAGE             WEIGHTED-AVERAGE           WEIGHTED-AVERAGE
                                                       EXERCISE                       EXERCISE                    EXERCISE
                                                        PRICE                          PRICE                       PRICE
                                           OPTIONS                      OPTIONS                    OPTIONS
                                        -------------- ------------ -------------- ------------- ------------ -------------
Outstanding at beginning of year            398,636        $0.18        401,224         $0.15      395,724         $0.13
Granted                                      98,682         5.25          5,137          1.94        5,500          4.61
Exercised                                  (150,465)        0.13              -             -            -             -
Canceled                                     (1,630)        0.11         (7,725)         0.10            -             -
                                        --------------              -------------                ------------
Outstanding at end of year                  345,223        $1.65        398,636         $0.18      401,244         $0.20
                                        ==============              ==============               ============


Weighted-average fair value of
    options granted during the year          $2.00                       $0.75                       $1.82


                            InsurQuote Systems, Inc.

             Notes to Consolidated Financial Statements (continued)



8. SHAREHOLDERS' DEFICIT (CONTINUED)

STOCK OPTIONS (CONTINUED)

Exercise prices for options outstanding as of June 30, 1999 ranged from $0.10 to $11.37. There were approximately 29,000 exercisable options outstanding at June 30, 1999. The weighted average remaining contractual life of the options is 6 years. Below are the segregated exercise prices as of June 30, 1999:


                                                          RANGE OF EXERCISE PRICES
                               -------------------------------------------------------------------------------

                                  $0.10-0.51          $1.94-3.32             $4.43           $9.37-11.37
                               -------------------- ------------------- ------------------- ------------------

Options outstanding                246,489             49,234              20,000             29,500
Weighted-average exercise
   price of options
   outstanding                       $0.15              $2.50               $4.43             $10.86
Weighted-average remaining
   contractual life of
   options outstanding              5 years            8 years             9 years           10 years


WARRANTS

During 1995, the Company received $300,000 from an investor upon the issuance of three $100,000 promissory notes. Attached to each of these notes are warrants to purchase shares of Series A preferred stock at $3.13 per share. As of June 30, 1999, warrants to purchase 63,899 shares of Series A preferred stock remain outstanding. The warrants expire five years from debt issuance dates which were December 30, 1994, March 28, 1995 and June 6, 1995.

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

                            InsurQuote Systems, Inc.

8. SHAREHOLDERS' DEFICIT (CONTINUED)

WARRANTS

As discussed in Note 5, 9,604 warrants with an exercise price of $37.48 were issued in connection with a related party note payable.

In connection with a software development agreement, the Company issued warrants to purchase 10,000 shares of common stock which expire on January 1, 2004, with an exercise price of $5.06 per share. Under the terms of the agreement, the warrant shall become exercisable ratably over a three year period.

9. EMPLOYEE BENEFIT PLAN

In 1998, the Company formally adopted a retirement plan that is qualified under
Section 401(k) of the Internal Revenue Code, which covers all eligible employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. The Company makes a matching contribution based on the contribution made by the employee. Total expense under the plan was approximately $87,000, $61,700 and $10,300 for the years ended June 30, 1999 and 1998 and eleven months ended June 30, 1997, respectively.

10. RELATED PARTY TRANSACTION

The Company is obligated to pay one of its shareholders commissions for the sale of certain of its products and services under a sales agreement. Commissions incurred during the year ended June 30, 1999 totaled approximately $381,000. In addition, the Company incurred interest expense totaling approximately $667,500 on a note payable to the same shareholder. See Note 4. As of June 30, 1999 and 1998, the Company had accrued interest to this shareholder of $93,000 and $91,000, respectively.

11. YEAR 2000 ISSUE - UNAUDITED

The Company has developed a plan to modify its information technology to be ready for the year 2000 and has converted the majority of critical data processing systems. The Company currently expects the project to be substantially complete by November 1999 and to cost less than $75,000. This estimate includes internal costs, and the costs to upgrade and replace systems. The Company does not expect this project to have a significant effect on operations.

                            InsurQuote Systems, Inc.

12. SUBSEQUENT EVENT

On February 1, 2000, the Company signed a definitive agreement to merge with ChannelPoint, Inc., a software development company. In connection with the merger, each shareholder of the Company will receive shares of ChannelPoint common stock in the following ratios based on the respective series of common or preferred stock held at the time of the merger: common stock - 3.60916; Series A
- 3.75266; Series B - 3.85400; Series C - 5.62254; Series D - 4.35237; and
Series F - 6.21775. The merger is expected to close prior to March 31, 2000.