Form 10-K, Exhibit 13
period 2000-12-31
CCC INFORMATION SERVICES GROUP INC
filed 2001-04-17
CIK 1017917

Financial Statements

ChoiceParts, LLC

PERIOD FROM MAY 4, 2000 (INCEPTION) TO DECEMBER 31, 2000
WITH REPORT OF INDEPENDENT AUDITORS

                                ChoiceParts, LLC

                              Financial Statements

            Period from May 4, 2000 (inception) to December 31, 2000




                                    CONTENTS

Report of Independent Auditors                                             1

Financial Statements

Balance Sheet                                                              3
Statement of Operations                                                    4
Statement of Members' Equity                                               5
Statement of Cash Flows                                                    6
Notes to Financial Statements                                              7

                                 Independent Auditors' Report

Board of Directors
ChoiceParts, LLC

We have audited the accompanying balance sheet of ChoiceParts, LLC (the Company) as of December 31, 2000, and the related statements of operations, members' equity, and cash flow for the period May 4, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to report on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ChoiceParts, LLC at December 31, 2000, and the results of its operations and its cash flows for the period May 4, 2000 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses since inception and recently filed a lawsuit against a competitor citing anticompetitive practices by this competitor. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or to the amount and classification of liabilities that might result from the outcome of this uncertainty.


                                                   /s/ Ernst + Young LLP


March 7, 2001

                                ChoiceParts, LLC

                                 Balance Sheet

                                December 31, 2000


ASSETS
Current assets:
  Cash and equivalents                                                                $3,566,620
  Due from Reynolds & Reynolds and ADP                                                 1,517,973
  Deposits and other current assets                                                      418,000
                                                                                      ----------
Total current assets                                                                   5,502,593

Property and equipment, net                                                              853,457
Restricted cash                                                                          500,000
                                                                                      ----------
Total assets                                                                          $6,856,050
                                                                                      ==========

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
  Accounts payable                                                                    $1,627,144
  Due to Reynolds & Reynolds and ADP                                                     941,972
  Accrued payroll                                                                        572,398
  Other accrued liabilities                                                              736,756
                                                                                      ------------
Total current liabilities                                                              3,878,270

Mandatorily Redeemable Preferred Member's Interest                                     1,159,468


Members' equity:
  Members' interests                                                                   9,348,002
  Accumulated deficit                                                                 (7,529,690)
                                                                                     -----------
Total members' equity                                                                  1,818,312
                                                                                     -----------
Total liabilities and members' equity                                                $ 6,856,050
                                                                                     ===========

SEE ACCOMPANYING NOTES.

                           ChoiceParts, LLC

                           Statement of Operations

        Period from May 4, 2000 (inception) to December 31, 2000


Net sales                                                                             $9,816,867
Cost of sales                                                                         (6,013,591)
                                                                                      -----------
Gross profit                                                                           3,803,276

Sales and marketing                                                                      553,661
Product development                                                                    3,060,066
Asset impairment                                                                       3,396,859
General and administrative                                                             4,375,934
                                                                                      -----------
Total operating expenses                                                              11,386,520

Operating loss                                                                        (7,583,244)
                                                                                      -----------

Interest income                                                                          138,022
                                                                                     ------------
Net loss                                                                             ($7,445,222)
                                                                                     ============


SEE ACCOMPANYING NOTES.

                                ChoiceParts, LLC

                          Statement of Members' Equity

                                December 31, 2000

                                      MEMBERS'          ACCUMULATED
                                      INTERESTS           DEFICIT                   TOTAL
                                      ----------------------------------------------------
Balance at May 4, 2000                $        -         $         -            $        -
Capital contributions                  9,348,002                   -             9,348,002
Dividends on Mandatorily Redeemable
  Preferred Member's Interest                                (84,468)              (84,468)
Net loss                                                  (7,445,222)           (7,445,222)
                                      ----------------------------------------------------
Balance at December 31, 2000          $9,348,002         $(7,529,690)           $1,818,312
                                      =====================================================


SEE ACCOMPANYING NOTES

                                            ChoiceParts, LLC

                                        Statement of Cash Flows

                        Period from May 4, 2000 (inception) to December 31, 2000

OPERATING ACTIVITIES
Net loss                                                                        $(7,445,222)
Adjustments to reconcile net loss to net
 cash used in operating activities:
   Depreciation and amortization                                                     69,641
   Asset impairment                                                               3,396,859
   Changes in operating assets and liabilities:
     Due from Reynolds & Reynolds and ADP                                        (1,517,973)
     Deposits and other assets                                                     (418,000)
     Accounts payable                                                             1,627,144
     Due to Reynolds & Reynolds and ADP                                             941,972
     Accrued payroll                                                                572,398
     Other accrued liabilities                                                      736,756
                                                                                -----------
Net cash used in operating activities                                            (2,036,425)


INVESTING ACTIVITIES
Purchase of property and equipment                                                 (923,098)
Purchases and development of software                                            (2,973,857)
Purchases of letter of credit (restricted cash)                                    (500,000)
                                                                                -----------
Net cash used in investing activities                                            (4,396,955)


FINANCING ACTIVITIES
Member equity contributions                                                       8,925,000
Preferred member equity contributions                                             1,075,000
                                                                                -----------
Net cash provided by financing activities                                        10,000,000
                                                                                -----------
Net increase in cash                                                              3,566,620
Cash - Beginning of period                                                               --
                                                                                -----------
Cash - End of period                                                            $ 3,566,620
                                                                                ===========

Noncash activities:
  Contribution of developed software                                           $   423,002

SEE ACCOMPANYING NOTES.

                                ChoiceParts, LLC

                          Notes to Financial Statements

                                December 31, 2000


1.  DESCRIPTION OF BUSINESS AND FORMATION OF COMPANY

ChoiceParts, LLC (the Company) develops and operates aftermarket auto parts locator products for the automobile dealer and collision repair market. The Company was formed in April 2000 and commenced operations May 4, 2000, as a limited liability company in accordance with the Limited Liability Company Act
(LLCA) of the state of Delaware. The Company does not have a termination date. Simultaneously with the formation of the Company, the Company's members entered into an operating agreement May 4, 2000.

The Members, comprised of ADP, CCC Information Services and Reynolds & Reynolds, formed the Company to develop the next-generation internet-based auto parts locator product. The Members contributed $10,423,002, including $423,002 of contributed technology, during 2000.

ADP and Reynolds & Reynolds contributed beneficial ownership of legacy locator products owned by ADP and Reynolds & Reynolds to the Company. The contributed products are subscription-based and provided to approximately 6,800 auto dealerships across the United States. In accordance with the terms of the Operating Agreement, the Members continue to deliver the locater products to customers, collect amounts due from the customers and charge operating and royalty expenses to the Company. The net amount collected from the customer less operating costs and royalty costs is remitted to the Company from Reynolds & Reynolds or ADP. The Operating Agreement states that these billing services will end on the earlier of the first anniversary of the commencement of operations, May 4, 2001, or 60 days after the launch of the internet-based product. The Company anticipates shipping the locator product and billing and collecting fees from this product during May 2001.

2.  GOING CONCERN AND MANAGEMENT'S PLANS

The Company has incurred significant net losses since its inception. Due to the uncertainty of the lawsuit as described in paragraph 1 of Note 10, there is a risk the data required in order for the Company to offer its product to the majority of the market will not be made available, or will be made available at such a late date as to make questionable the Company's ability to capture significant market share. The anticipated increase in revenues from the new product may not be realized, and the operating losses may continue. The Company expects that significant on-going operating expenditures

                                ChoiceParts, LLC

2.  GOING CONCERN AND MANAGEMENT'S PLANS (CONTINUED)

will be necessary to successfully implement its business plan and develop its service offering. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Implementation of the plans the Members have for the Company and its ability to continue as a going concern depend on successful resolution of the lawsuit and successful development of alternative products and services.

While there is no assurance that the Company will be successful in its efforts, the Company continues to pursue the lawsuit, and expects to prevail. The Company also continues to pursue and develop additional products and services in its market. In accordance with the Members' Agreement, at December 31, 2000 the Members are committed to contribute an additional $15,000,000 capital investment, of which $7,500,000 was received in March 2001. The Company believes this additional funding will be sufficient to support the Company's liquidity requirements through 2001.

If the Company is unable to secure rights to the data sought in the lawsuit and is unsuccessful in the development of alternative products and services, management may be required to curtail the Company's development and other activities and may be forced to cease operations.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value. Restricted cash represents cash held in a certificate of deposit on the Company's leased office space.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                               ChoiceParts,LLC

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment is stated on the basis of cost. Depreciation is computed by the straight-line method over the estimated useful lives as follows:

                                                                    ESTIMATED
                ASSET CLASSIFICATION                                USEFUL LIFE
               ----------------------------------------------------------------------
               Computers                                           Three years
               Office equipment                                    Three years
               Leasehold improvements                            Estimated useful
                                                                life or life of lease
                                                                (whichever is shorter)


REVENUE RECOGNITION

The Company recognized revenue upon notification of delivery of the locater product from ADP or Reynolds & Reynolds.

ADVERTISING COSTS

The Company expenses advertising costs as Advertising costs were $363,460 in incurred. 2000.

PRODUCT DEVELOPMENT COSTS

Product development costs consist primarily of payroll and related expenses and the expenses of outside technical contractors, which were incurred for the development of the Company's web-based locator product.

INCOME TAXES

The Company was formed as a limited liability The Company's income (loss) is treated for federal and state income tax purposes substantially, as if it were a partnership. Each Member's respective equitable shares in the taxable income of the Company are reported on that Member's income tax returns. Accordingly, the accompanying financial statements reflect no provision or liability for income taxes.

                                ChoiceParts, LLC

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK COMPENSATION

As permitted by Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ( SFAS 123), the Company uses the intrinsic value method to account for stock options as set forth in Accounting Principles Board No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25).

4.  ASSET IMPAIRMENT

During 2000, the Company capitalized $3,396,859 of certain costs paid to outside consultants and to employees to develop the Company's web-based locator product. Pursuant to SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, the Company evaluated the recoverability of these long-lived assets. This web-based locator product requires authorization to utilize certain data from automobile manufacturers in order to be of use to the Company's customers. However, General Motors, Ford, and DaimlerChrysler have withheld this data. While the Company has filed a lawsuit to obtain this data (see Note 10), the uncertainty of the outcome of the lawsuit, the rapidly changing e-commerce environment, and potentially increased competition in this market has raised substantial doubt about the recoverability of this asset. Accordingly, during the fourth quarter of 2000, the Company adjusted the carrying value of this asset to zero.

5.  PROPERTY AND EQUIPMENT

Property and equipment consist of the following:
                                                                      DECEMBER 31
                                                                         2000
                                                                      -----------
               Computers                                               $571,679
               Office equipment                                         204,082
               Leasehold improvements                                   147,337
                                                                       --------
                                                                        923,098
               Less: Accumulated depreciation and
                 amortization                                           (69,641)
                                                                       --------
                                                                       $853,457
                                                                       ========


                                ChoiceParts, LLC

6.  ROYALTIES

The Company is required to pay a royalty fee to the Members as defined in the Services Agreement. These royalty fees approximate 30% of the Company's revenues through May 4, 2001; 25% of revenues from May 4, 2001 through May 4, 2002; 20% of revenues from May 4, 2002 through May 4, 2005; 15% of revenues from May 4, 2005 through May 4, 2006; and 10% of revenues from May 4, 2007 through May 4, 2010. In 2000, royalty fees amounted to $2,945,046 and were classified as cost of sales.

7.  COMMITMENTS

The Company leases premises and equipment under operating lease agreements and contracted services. Total rental expense under these agreements was approximately $426,000 in 2000. Future minimum lease payments, as of December 31, 2000, relating to operating lease agreements are shown below:

                  2001                                     $1,795,062
                  2002                                      1,631,836
                  2003                                        725,626
                  2004                                        719,522
                  2005 and thereafter                         959,363
                                                           ----------
                                                           $5,831,409
                                                           ==========



8.  MANDATORILY REDEEMABLE PREFERRED MEMBER'S INTEREST AND MEMBERS' EQUITY

The Operating Agreement indicates the Preferred Member, Reynolds & Reynolds, will be allocated operating profits and losses prior to allocating operating profits and losses to the Members. The Preferred Member will accrue a dividend each year (12% for the first three years since inception and 15% for the next two years). The Company shall, at any time with the majority of the votes of the Board of Director, have the right to redeem the Preferred Member's equity interest plus any accrued and unpaid dividends (Preferred Amount). The Preferred Amount shall be redeemed upon a change in control of the Company or at the initial public offering of the Company stock, as defined in the Operating Agreement. The Preferred Amount shall be redeemed automatically on the fifth anniversary of inception of the Company.

                                ChoiceParts, LLC

9.  STOCK OPTION PLAN

During December 2000, the Company's Board of Directors approved the 2000 Stock Option Plan (the Plan). The Plan provides for the issuance of options to purchase membership interests in the Company. The options are convertible into shares equal to .00001 percent of the aggregate membership interests in the Company. The options will not be exercisable, even if vested, prior to the earliest of (a) the date the Company becomes a publicly traded corporation; (b) a change in control of the Company; or (c) July 31, 2003. The options can be granted for periods of up to 10 years and generally vest ratably over a four-year period with initial vesting occurring on the first anniversary from the grant date and semi annually thereafter.

Had stock options been accounted for under the fair value method recommended by SFAS 123, the Company's net loss on a pro forma basis for the year ended December 31, 2000 would have been:

                  Net loss, as reported              $(7,445,222)
                  Net loss, pro forma                 (7,452,080)

The fair value of stock options used to compute pro forma net loss is the estimated present value at the grant date using the minimum value option-pricing model with the following assumptions: dividend yield of 0%; risk-free interest rate of 6.00%; and a weighted-average expected option life of five years.

During 2000, the Company granted 723,500 options with an exercise price of $2.50. The fair value of options granted during 2000 was $0.65. No options were exercisable at December 31, 2000. The outstanding options at December 31, 2000, have a weighted-average remaining contractual life of 9.90 years.

10.  SUBSEQUENT EVENTS

On January 4, 2001, the Company filed a federal antitrust lawsuit against General Motors, Ford, and DaimlerChrysler asserting multiple violations of the Sherman Antitrust Act. Among other relief, ChoiceParts is requesting the federal district court in Chicago to enjoin the defendants' alledged concerted anticompetitive efforts aimed at blocking ChoiceParts from providing its customized electronic automotive parts locator/transaction system to automobile retailers and repair shops nationwide. An expedited discovery schedule has been entered in the case, and a preliminary injunction hearing is expected in May or June 2001.

                                ChoiceParts, LLC

10.  SUBSEQUENT EVENTS (CONTINUED)

On February 20, 2001, the Company announced that it had reached an agreement in principle terms to acquire exclusive rights to commercialize the industry-leading CarStation CommerceSystem, a product of OnStation Corporation. Under the agreement, the Company will become the exclusive source for providing the CarStation CommerceSystem (CCS), an integrated Internet-based parts management and communication system that enables automotive collision repair professionals and their parts suppliers to transact and communicate online. As part of the agreement, the Company will also acquire the CarStation.com e-commerce hub and its customer base of automotive parts dealers, recyclers, and collision repair shops. The transaction is expected to be complete within two months.

On March 2, 2001, the Company received an additional capital contribution of $7,500,000 from its three Members.