Form 10-K/A, Exhibit 13
period 2000-12-31
CCC INFORMATION SERVICES GROUP INC
filed 2001-06-29
CIK 1017917

QuickLinks -- Click here to rapidly navigate through this document

Enterstand Limited

Financial Statements

For the Year Ended December 31, 2000

Enterstand Limited

Contents

For the Year Ended December 31, 2000

Pages
Report of Independent Accountants	1
Financial Statements:
Statement of Operations	2
Balance Sheet	3
Statement of Cash Flows	4
Statement of Stockholders' Deficit and Comprehensive Loss	5
Notes to Financial Statements	6-10

Report of Independent Accountants

To the Board of Directors
of Enterstand Limited:

    In our opinion, the accompanying balance sheet and the related statements of operations, of cash flows and stockholders' deficit and comprehensive loss present fairly, in all material respects, the financial position of Enterstand Limited at December 31, 2000 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As discussed in Note 8, the Company is disputing charges made to the Company by CCC Information Services Inc. and its subsidiaries, including all related liabilities as of December 31, 2000. All such amounts have been reflected in the Company's financial statements.

/s/ PricewaterhouseCoopers LLP

Leicester, England
June 26, 2001

Enterstand Limited

Statement of Operations

For the Year Ended December 31, 2000

£
Revenues	—
Operating expenses:
Research and development, related parties	(4,718,701)
General and administative, related parties	(4,501,982)
Depreciation	(979,885)
Impairment of long-lived assets	(484,708)
Other general and administative	(145,612)

Operating loss	(10,830,888)
Other income and expense:
Interest expense, related parties	(435,908)
Other income	70,139
Foreign exchange loss, related party debt	(463,728)

Loss before income taxes	(11,660,385)
Income taxes	—

Net loss and comprehensive loss	(11,660,385)

The accompanying notes are an integral part of these financial statements.

Enterstand Limited

Balance Sheet

December 31, 2000

£
ASSETS
Cash	118
Receivable from related party	222,654
Other receivables	390,778

Total current assets	613,550
Fixed assets, net	110,844

Total assets	724,394

LIABILITIES AND STOCKHOLDERS' EQUITY
Payable to related parties	4,033,889
Accruals and other current liabilities	12,754

Total current liabilities	4,046,643
Long-term debt, related parties	7,217,155

Total liabilities	11,263,798

Commitments and contingencies (Note 8)	—
Common stock (£1 par value, 50,000 shares authorized, 17,500 shares issued and outstanding)	17,500
Additional paid-in capital	9,430,083
Accumulated deficit	(19,986,987)

Total stockholders' deficit	(10,539,404)

Total Liablities and stockholders' deficit	724,394

The accompanying notes are an integral part of these financial statements.

Enterstand Limited

Statement of Cash Flows

For the Year Ended December 31, 2000

£
Operating activities:
Net income (loss)	(11,660,385)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	979,885
Impairment of property and equipment	484,708
Write-off of investment in CCC Pathways Espana	149,920
Exchange rate losses	431,862
Other, net	14,400
Changes in operating assets and operating liabilities:
Related party receivables	(28,390)
Other receivables	(69,302)
Related party payables	(198,816)
Other current liabilities	11,254

Net cash used in operating activities	(9,884,864)

Cash flows from investing activities:
Capital expenditures	(520,316)
Investment in CCC Pathways Espana	(149,920)

Net cash used in investing activities	(670,236)

Cash flows from financing activities:
Proceeds from long-term debt, related parties	6,799,971
Proceeds from sale of common stock	3,474,635

Net cash provided by financing activities	10,274,606

Net decrease in cash	(280,494)
Cash and cash equivalents:
Beginning of year	280,612

End of year	118

The accompanying notes are an integral part of these financial statements.

Enterstand Limited

Statement of Stockholders' Deficit and Comprehensive Loss

For the Year Ended December 31, 2000

	Outstanding Common Stock
	Number of Shares	Par Value (£)	Additional Paid-in Capital (£)	Accumulated Deficit (£)	Total Stockholders' Deficit (£)
December 31, 1999	10,000	10,000	5,962,948	(8,326,602)	(2,353,654)
Proceeds from issuance of common stock	7,500	7,500	3,467,135	—	3,474,635
Net loss and comprehensive loss	—	—	—	(11,660,385)	(11,660,385)

December 31, 2000	17,500	17,500	9,430,083	(19,986,987)	(10,539,404)

The accompanying notes are an integral part of these financial statements.

Enterstand Limited

Notes to the Financial Statements

For the Year Ended December 31, 2000

1.  Nature of operations and business conditions

  Enterstand Limited ("Enterstand" or the "Company") was incorporated in December 1998 and is in the business of software development. The Company is located and conducts its business in the United Kingdom ("U.K.").

  The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. This assumption is based upon a letter of financial support received from Hearst Communications Inc., the majority shareholder.

2.  Significant accounting policies

  Cash and cash equivalents

  The Company considers all highly liquid investments readily convertible into cash (with original maturities of three months or less) to be cash equivalents.

  Fixed assets

  Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the expected useful economic lives of the assets as follows:

Computer software	2 years
Computer hardware	3 years
Office furniture and equipment	5 years

  The costs and related accumulated depreciation of assets sold or disposed are removed from the balance sheet and any resulting gain or loss included in operations. The carrying value of fixed assets is reviewed by management whenever events or circumstances indicate that an impairment may have occurred, to assess recoverability based on undiscounted future cash flows.

  Software development costs

  The Company expenses research and development costs as incurred. The Company has evaluated the establishment of technological feasibility of its software products in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The Company intends to sell its products in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, technological feasibility of the Company's products is generally not established until the development of the product is nearly complete. The Company defines technological feasibility as the completion of a working model. The time period during which costs could be capitalized, from the point of reaching technological feasibility until the time of general product release, is very short and, consequently, amounts subject to capitalization have not been significant.

  Functional currency and fair value of financial instruments

  The Company's functional currency is the U.K. Pound. Financial assets and liabilities denominated in currencies other than the U.K. Pound are valued at their fair value in Pounds in the Company's balance sheet and any changes in fair value are reflected in operations in the period of the change.

  Income taxes

  The Company did not pay any amounts for income taxes during the year ended December 31, 2000. The Company has deferred tax assets of approximately £6,000,000 and £372,551 relating to net operating loss carryforwards and temporary depreciation differences, respectively. The Company has established a deferred income tax asset valuation allowance for the full amount of these deferred tax assets, as it is more likely than not that the future benefit of these losses will not be realized. The Company's net operating losses do not expire.

  Comprehensive Loss

  Statement of Financial Accounting Standards ("SFAS") No. 130 requires that a full set of general purpose financial statements include the reporting of "comprehensive income." Comprehensive income is comprised of two components: net income and other comprehensive income, with other comprehensive income being comprised of foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. During the year ended December 31, 2000, comprehensive loss was the same as net loss.

  Industry Segment and Geographic Information

  The company is currently operating in one segment. Substantially all of the Company's identifiable assets and activities are located in the United Kingdom.

  Derivative instruments and hedging activities

  On January 1, 2001, the Company adopted the provisions of SFAS No. 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS 133"). SFAS 133 requires the Company to recognize all derivative instruments as assets or liabilities in its balance sheet and measure them at fair value. The effect of adopting SFAS 133 did not have a material effect on results of operations or financial position, as the Company is currently not party to any derivative instruments.

  Pervasiveness of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3.  Fixed assets

  Fixed assets consist of the following:

£
Computer equipment	1,526,543
Office furniture and equipment	22,944

1,549,487
Accumulated depreciation	(1,438,643)

110,844

  During the year ended December 31, 2000, the Company recorded an impairment loss of £484,708 relating to equipment that has no future economic value to the Company. This impairment loss is included in depreciation in the Company's statement of operations.

4.  Investments

  During 2000, the Company invested £9,254 in common stock of CCC Pathways Espana, a software development company located in Spain. Also during 2000, the Company determined that this investment and the Company's receivable balance with CCC Pathways Espana are impaired and recorded an impairment loss totaling £149,420.

5.  Related parties

  During the year the Company was invoiced £3,318,315 by CCC Information Services Inc. ("CCC") for salary purchases paid out on the Company's behalf. The amount owed to CCC at December 31, 2000 was £2,094,977.

  The Company was also invoiced £6,162,293 by Rayfield Limited ("Rayfield"), a subsidiary of CCC and a minority shareholder, for salary costs and fixed asset purchases paid out on the Company's behalf. The amount owed to Rayfield at December 31, 2000 was £1,732,500.

  The Company was also advanced £206,412 by Rayfield for salary costs and fixed asset purchases paid out on the Company's behalf. The amount owed to Rayfield at December 31, 2000 was £206,412.

  All balances between the Company and CCC and its subsidiaries at December 31, 2000 are in dispute as outlined in Note 8.

  The Company recharged £222,654 of the amounts charged to it by CCC to Motor Information Services, a subsidiary of Hearst Communications Inc. The amount due from Motor Information Services at December 31, 2000 was £222,654.

6.  Long-term debt, related parties

  Long-term debt, related parties consists of the following:

£
Due to CCC Information Services Inc.	6,134,582
Due to Hearst Communications, Inc.	1,082,573

Total long-term debt, related parties	7,217,155

  This debt bears interest at an annual rate of 9%, compounded quarterly. All long-term debt matures on March 31, 2005. The debt is denominated in United States Dollars and has been adjusted to its fair value as of December 31, 2000, based on the period-end exchange rate. As a result, a foreign exchange loss of £463,728 was recognized in operations during the year ended December 31, 2000.

  No interest was paid during the year ended December 31, 2000.

7.  Common stock

  At December 31, 1999, the Company had authorized 50,000 shares of £1 par value common stock and 17,500 shares were issued and outstanding. All proceeds from common stock in excess of the stated par value per share are reflected in additional paid-in capital.

  On 31 March 2000 4,500 shares were issued at £579 per share and 3,000 shares were issued at £290 per share.

8.  Commitments and contingencies

  The Company has entered into a number of agreements with CCC and Rayfield.

  Under the terms of a Software Development, Marketing and License Agreement entered into in October 1998, CCC agreed to grant rights and licenses to the Company and to prepare modifications and additions to certain software that the Company wished to market. Furthermore, a term sheet amending the Software Development, Marketing and License Agreement executed in March 2000 also detailed agreed procedures for charging development expenses to the Company. The Company is of the opinion that the costs charged to the Company by CCC are not permissible under the terms of the Software Development, Marketing and License Agreement and the subsequent amending term sheet.

  Furthermore, the Company believes CCC is in breach of its obligations under certain specific terms of the Software Development, Marketing and License Agreement, including the failure to establish a software escrow account.

  The Company may also have substantial liability which is chargeable to CCC for anticipatory breach by the Company of the Database License Agreement between the Company and Hearst, which arises as a consequence of CCC's breach of the Software Development, Marketing and License Agreement.

  The Company is currently questioning whether certain operating expenses charged to the Company by Rayfield are allowable under the terms of any agreement entered into with CCC or Rayfield.

  As a consequence of this, the Company is disputing all liabilities to CCC and its subsidiaries. However, the full liabilities have been included in the Company's accounts.

QuickLinks

Enterstand Limited Contents For the Year Ended December 31, 2000
Report of Independent Accountants
Enterstand Limited Statement of Operations For the Year Ended December 31, 2000
Enterstand Limited Balance Sheet December 31, 2000
Enterstand Limited Statement of Cash Flows For the Year Ended December 31, 2000
Enterstand Limited Statement of Stockholders' Deficit and Comprehensive Loss For the Year Ended December 31, 2000
Enterstand Limited Notes to the Financial Statements For the Year Ended December 31, 2000