Form 10-K, Exhibit 13
period 2001-12-31
CCC INFORMATION SERVICES GROUP INC
filed 2002-03-26
CIK 1017917

                                                                    Exhibit 13.1

Financial Statements

CHOICEPARTS, LLC

YEAR ENDED DECEMBER 31, 2001 AND PERIOD FROM
MAY 4, 2000 (INCEPTION) TO DECEMBER 31, 2000
WITH REPORT OF INDEPENDENT AUDITORS

                                ChoiceParts, LLC

                              Financial Statements

                  Year ended December 31, 2001 and period from May 4, 2000 (inception) to December 31, 2000

                                    CONTENTS

Report of Independent Auditors.................................................1

Financial Statements

Balance Sheets.................................................................2
Statements of Operations.......................................................3
Statements of Members' Equity..................................................4
Statements of Cash Flows.......................................................5
Notes to Financial Statements..................................................6

                          Independent Auditors' Report

Board of Directors
ChoiceParts, LLC

We have audited the accompanying balance sheets of ChoiceParts, LLC (the Company) as of December 31, 2001 and 2000, and the related statements of operations, members' equity, and cash flow for the year ended December 31, 2001 and the period from May 4, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to report on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ChoiceParts, LLC at December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and the period from May 4, 2000 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses since inception and filed a lawsuit against a competitor in January 2001 citing anticompetitive practices by this competitor and its ultimate owners. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or to the amount and classification of liabilities that might result from the outcome of this uncertainty.

February 15, 2002
                                           /s/ Ernst & Young LLP

                                ChoiceParts, LLC

                                 Balance Sheets

                                                                        DECEMBER 31
                                                                  2001              2000
                                                            ---------------------------------
ASSETS
Current assets:
   Cash and equivalents                                      $     1,036,955      $ 3,566,620
   Due from Reynolds & Reynolds and ADP                            1,409,453        1,517,973
   Deposits and other current assets                                 234,164          418,000
                                                             --------------------------------
Total current assets                                               2,680,572        5,502,593

Property and equipment, net                                          771,041          853,457
Capitalized software, net of $274,270 of amortization                961,730           ------
Restricted cash                                                      500,000          500,000
                                                             --------------------------------
Total assets                                                 $     4,913,343      $ 6,856,050
                                                             ================================

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
   Accounts payable                                          $       912,864      $ 1,627,144
   Due to Reynolds & Reynolds and ADP                                772,892          941,972
   Accrued payroll                                                   819,444          572,398
   Other accrued liabilities                                         726,822          736,756
                                                             --------------------------------
Total current liabilities                                          3,232,022        3,878,270

Mandatorily redeemable preferred member's interest                 1,300,320        1,159,468

Members' equity:
   Members' interests                                             16,948,002        9,348,002
   Accumulated deficit                                           (16,567,001)      (7,529,690)
                                                             --------------------------------
Total members' equity                                                381,001        1,818,312
                                                             --------------------------------
Total liabilities and members' equity                        $     4,913,343      $ 6,856,050
                                                             ================================

See accompanying notes.

                                ChoiceParts, LLC

                            Statements of Operations

                                                                     PERIOD FROM
                                                                     MAY 4, 2000
                                                   YEAR ENDED       (INCEPTION) TO
                                                   DECEMBER 31,      DECEMBER 31,
                                                      2001              2000
                                                ----------------------------------
Net sales                                       $   14,952,980        $  9,816,867
Cost of sales                                       (8,747,901)         (6,013,591)
                                                ----------------------------------
Gross profit                                         6,205,079           3,803,276

Sales and marketing                                  1,624,097             553,661
Product development                                  4,301,381           3,060,066
Asset impairment                                             -           3,396,859
General and administrative                           9,367,446           4,375,934
                                                ----------------------------------
Total operating expenses                            15,292,924          11,386,520

Operating loss                                      (9,087,845)         (7,583,244)
                                                ----------------------------------

Interest income                                        191,386             138,022
                                                ----------------------------------
Net loss                                        $   (8,896,459)       $ (7,445,222)
                                                ==================================

See accompanying notes.

                                ChoiceParts, LLC

                          Statements of Members' Equity

                                                          MEMBERS'          ACCUMULATED
                                                         INTERESTS            DEFICIT           TOTAL
                                                        -----------------------------------------------
Balance at May 4, 2000                                  $          -      $           -     $         -
Capital contributions                                      9,348,002                  -       9,348,002
Dividends on Mandatorily Redeemable Preferred                                   (84,468)        (84,468)
   Member's Interest
Net loss                                                                     (7,445,222)     (7,445,222)
                                                        -----------------------------------------------
Balance at December 31, 2000                               9,348,002         (7,529,690)      1,818,312
Capital contributions                                      7,500,000                          7,500,000
Dividends on Mandatorily Redeemable Preferred                                  (140,852)       (140,852)
   Member's Interest
Warrants issued in acquisition                               100,000                            100,000
Net loss                                                                     (8,896,459)     (8,896,459)
                                                        -----------------------------------------------
Balance at December 31, 2001                            $ 16,948,002      $ (16,567,001)    $   381,001
                                                        ===============================================

See accompanying notes

                                ChoiceParts, LLC

                            Statements of Cash Flows


                                                                                           PERIOD FROM
                                                                                           MAY 4, 2000
                                                                          YEAR ENDED     (INCEPTION) TO
                                                                         DECEMBER 31,      DECEMBER 31,
                                                                             2001             2000
                                                                    ------------------------------------
OPERATING ACTIVITIES
Net loss                                                            $     (8,896,459)       $ (7,445,222)
Adjustments to reconcile net loss to net cash used
  in operating activities:
     Depreciation and amortization                                           640,188              69,641
     Asset impairment                                                             --           3,396,859
     Changes in operating assets and liabilities:
       Due from Reynolds & Reynolds and ADP                                  108,520          (1,517,973)
       Deposits and other assets                                             183,836            (418,000)
       Accounts payable                                                     (714,280)          1,627,144
       Due to Reynolds & Reynolds and ADP                                   (169,080)            941,972
       Accrued payroll                                                       247,046             572,398
       Other accrued liabilities                                              (9,934)            736,756
                                                                    ------------------------------------
Net cash used in operating activities                                     (8,610,163)         (2,036,425)

INVESTING ACTIVITIES
Purchase of property and equipment                                          (283,502)           (923,098)
Acquisition of software                                                   (1,136,000)
Purchases and development of software                                                         (2,973,857)
Purchases of letter of credit (restricted cash)                                   --            (500,000)
                                                                    ------------------------------------
Net cash used in investing activities                                     (1,419,502)         (4,396,955)

FINANCING ACTIVITIES
Member equity contributions                                                7,500,000           8,925,000
Preferred member equity contributions                                             --           1,075,000
                                                                    ------------------------------------
Net cash provided by financing activities                                  7,500,000          10,000,000
                                                                    ------------------------------------
Net increase in cash                                                      (2,529,665)          3,566,620
Cash - Beginning of period                                                 3,566,620                  --
                                                                    ------------------------------------
Cash - End of period                                                $      1,036,955        $  3,566,620
                                                                    ====================================
Noncash activities:
   Contribution of developed software                               $             --        $    423,002
   Warrants issued in acquisition of software                       $        100,000        $         --
                                                                    ====================================

See accompanying notes.

                                ChoiceParts, LLC

                          Notes to Financial Statements

                                December 31, 2001

1. DESCRIPTION OF BUSINESS AND FORMATION OF COMPANY

ChoiceParts, LLC (the Company) develops and operates aftermarket auto parts locator/transaction products for the automobile dealer and collision repair market. The Company was formed in April 2000 and commenced operations May 4, 2000, as a limited liability company in accordance with the Limited Liability Company Act (LLCA) of the state of Delaware. The Company does not have a termination date. Simultaneously with the formation of the Company, the Company's members entered into an operating agreement dated May 4, 2000.

The Members, comprised of ADP, CCC Information Services and Reynolds & Reynolds, formed the Company to develop the next-generation internet-based auto parts locator product. The Members contributed $10,423,002, including $423,002 of contributed technology, during 2000 and $7,500,0000 during March 2001.

ADP and Reynolds & Reynolds contributed beneficial ownership of legacy locator products owned by ADP and Reynolds & Reynolds to the Company. The contributed products are subscription-based and provided to approximately 6,800 auto dealerships across the United States. In accordance with the terms of the Operating Agreement, the Members continue to deliver the locator products to customers, collect amounts due from the customers and charge operating and royalty expenses to the Company. The net amount collected from the customer less operating costs and royalty costs is remitted to the Company from Reynolds & Reynolds or ADP. The Operating Agreement states that these billing services will end on the earlier of the first anniversary of the commencement of operations, May 4, 2001, or 60 days after the launch of the internet-based product. By mutual agreement, these Founders continue to provide billing services and the Company expects these services to continue on an as needed basis.

2. GOING CONCERN AND MANAGEMENT'S PLANS

The Company has incurred significant net losses since its inception. Due to the uncertainty of the lawsuit as described in Note 10, there is a risk that certain data required in order for the Company to offer its product to the large majority of the target market will not be made available, or will be made available at such a late date as to make questionable the Company's ability to capture significant market share. The anticipated increase in revenues from the new product may not be realized, and the operating losses may continue. The Company expects that significant on-going operating expenditures will be necessary to successfully implement its business plan and develop its service offering. These factors raise substantial doubt about the Company's ability to continue as a going concern. Implementation of the plans the Members have for the Company and its ability to continue as a going concern depend on successful resolution of the lawsuit and/or successful development of alternative products and services.

While there is no assurance that the Company will be successful in its efforts, the Company continues to pursue the lawsuit, and expects to achieve a favorable outcome. The Company also continues to pursue and develop additional products and services in its market. In accordance with the Members' Agreement, at December 31, 2001 the Members are committed to contribute up to an additional $7,500,000 capital investment, of which $1,000,000 was received in February 2002. The Company believes its present funding will be sufficient to support the Company's liquidity requirements through April 2002.

If the Company is unable to secure rights to the data sought in the lawsuit and is unsuccessful in the development of alternative products and services, management may be required to curtail the Company's development and other activities, a cessation of operations is likely.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value. Restricted cash represents cash held in a certificate of deposit as security for the Company's office lease obligations.

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

PROPERTY AND EQUIPMENT

Property and equipment is stated on the basis of cost. Depreciation is computed by the straight-line method over the estimated useful lives as follows:

                                                          ESTIMATED
          ASSET CLASSIFICATION                           USEFUL LIFE
        ------------------------------------------------------------------
        Computers                                             3
        Office equipment                                      3
        Capitalized Software                                  3
        Leasehold improvements                                5

REVENUE RECOGNITION

The Company recognized revenue upon notification of delivery of the locator product from ADP or Reynolds & Reynolds.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising costs expensed were $96,892 and $363,460 in 2001 and 2000, respectively.

PRODUCT DEVELOPMENT COSTS

Product development costs consist primarily of payroll and related expenses and the expenses of outside technical contractors, which were incurred for the development of the Company's web-based locator/transaction product. Product development costs are accounted for in accordance with EITF 00-2, ACCOUNTING FOR WEB SITE DEVELOPMENT Costs and SOP 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. During 2001, the Company incurred internal payroll costs related to its web-based locator product. Total costs of $3,073,000 were incurred in 2001 for maintenance and minor enhancements to the web-based locator/transaction products. These costs were expensed as incurred.

INCOME TAXES

The Company was formed as a limited liability company. The Company's income
(loss) is treated for federal and state income tax purposes, substantially as if it were a partnership. Each Member's respective equitable shares in the taxable income of the Company are reported on that Member's income tax returns. Accordingly, the accompanying financial statements reflect no provision or liability for income taxes.

STOCK COMPENSATION

As permitted by Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ( SFAS 123), the Company uses the intrinsic value method to account for stock options as set forth in Accounting Principles Board No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25).

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Number (FAS) 141, BUSINESS COMBINATIONS, and FAS 142, GOODWILL AND OTHER INTANGIBLES, effective for fiscal years beginning after December 31, 2001. The application of the provisions of these statements are not expected to affect the earnings or financial position of the Company.

4. ASSET IMPAIRMENT

During 2000, the Company capitalized $3,396,859 of certain costs paid to outside consultants and to employees to develop the Company's web-based locator/transaction product. Pursuant to SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, the Company evaluated the recoverability of these long-lived assets. This web-based locator product requires authorization to utilize certain data from automobile manufacturers in order to be of commercial use to the Company's customers. However, to date, the Company has been unable to obtain such data from, General Motors, Ford, and Daimler Chrysler. While the Company has filed a lawsuit to obtain this data and related relief (see Note 10), the uncertainty of the outcome of the lawsuit, the rapidly changing e-commerce environment, and potentially increased competition in this market has raised substantial doubt about the recoverability of this asset. Accordingly, during the fourth quarter of 2000, the Company adjusted the carrying value of this asset to zero.

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                       DECEMBER 31
                                                  2001              2000
                                              -----------------------------

                                              -----------------------------
   Computers                                   $   968,104       $  702,002
   Office furniture and equipment                   78,432           73,759
   Leasehold improvements                          160,064          147,337
                                              -----------------------------
                                                 1,206,600          923,098
   Less: Accumulated depreciation and             (435,559)         (69,641)
     amortization
                                              -----------------------------
                                               $   771,041       $  853,457
                                              =============================

6. ROYALTIES

The Company is required to pay royalty fees to the Members as defined in the Services Agreement. These royalty fees approximate 30% of the Company's revenues through May 4, 2001; 25% of revenues from May 4, 2001 through May 4, 2002; 20% of revenues from May 4, 2002 through May 4, 2005; 15% of revenues from May 4, 2005 through May 4, 2006; and 10% of revenues from May 4, 2007 through May 4, 2010. Royalty fees amounted to $3,953,536 and $2,945,046 in 2001 and 2000 respectively, and were classified as cost of sales.

7. COMMITMENTS

The Company leases premises and equipment under operating lease agreements and contracted services. Total rental expense under these agreements was approximately $1,633,000 and $426,000 in 2001 and 2000, respectively. Future minimum lease payments, as of December 31, 2001, relating to operating lease agreements are shown below:


                2002                              $  1,361,836
                2003                                   725,626
                2004                                   719,522
                2005                                   719,522
                2006 and thereafter                    239,841
                                                  ------------
                                                  $  3,766,347
                                                  ============

8. MANDATORILY REDEEMABLE PREFERRED MEMBER'S INTEREST AND MEMBERS' EQUITY

The Operating Agreement indicates the Preferred Member, Reynolds & Reynolds, will be allocated operating profits and losses prior to allocating operating profits and losses to the Members. The Preferred Member will accrue a dividend each year (12% for the first three years since inception and 15% for the next two years). The Company shall, at any time with the majority of the votes of the Board of Directors, have the right to redeem the Preferred Member's equity interest plus any accrued and unpaid dividends (Preferred Amount). The Preferred Amount shall be redeemed upon a change in control of the Company or at the initial public offering of the Company stock, as defined in the Operating Agreement. The Preferred Amount shall be redeemed automatically on the fifth anniversary of inception of the Company.

9. SHARE OPTION PLAN

During December 2000, the Company's Board of Directors approved the 2000 Share Option Plan (the Plan). The Plan provides for the issuance of options to purchase membership interests in the Company. The options are convertible into shares equal to .00001 percent of the aggregate membership interests in the Company. The options will not be exercisable, even if vested, prior to the earliest of (a) the date the Company becomes a publicly traded corporation; (b) a change in control of the Company; or (c) July 31, 2003. The options can be granted for periods of up to 10 years and generally vest ratably over a four-year period with initial vesting occurring on the first anniversary from the grant date and semi-annually thereafter.

Had stock options been accounted for under the fair value method recommended by SFAS 123, the Company's net loss on a pro forma basis would have been:

                                                    DECEMBER 31,
                                              2001               2000
  Net loss, as reported                   ($8,896,459)       ($7,445,222)
  Net loss, pro forma                     ($8,974,784)       ($7,562,790)

The fair value of stock options used to compute pro forma net loss is the estimated present value at the grant date using the minimum value option-pricing model with the following assumptions: dividend yield of 0%; risk-free interest rate of 6.00%; and a weighted-average expected option life of five years.

A summary of stock option information follows:

                                                                  WEIGHTED-
                                                                   AVERAGE
                                                    NUMBER OF     EXERCISE
                                                      SHARES        PRICE
                                             -----------------------------------
Options granted                                      723,500       $ 2.50
                                                ------------
Options outstanding at December 31, 2000             723,500         2.50
Options granted                                      181,500         2.50
Options canceled                                    (423,000)        2.50
                                                ------------
Options outstanding at December 31, 2001             482,000         2.50

The fair value of options granted during 2001 was $.65. No options were exercisable at December 31, 2001. The outstanding options at December 31, 2001, have a weighted-average remaining contractual life of 9.2 years.

10. PENDING LITIGATION

On January 4, 2001, the Company filed a federal antitrust lawsuit against General Motors, Ford, DaimlerChrysler, and a venture controlled by these entities known as OEConnection, LLC, asserting multiple violations of the Sherman Antitrust Act. Among other relief, the Company is requesting the federal district court in Chicago to enjoin the defendants' alleged concerted anticompetitive efforts aimed at blocking the Company from providing its customized electronic automotive parts locator/transaction system to automobile retailers and repair shops nationwide. The case has been litigated through the preliminary injunction stage, although the federal court has determined to withhold any ruling at the present time to enable the parties an opportunity to conduct commercial settlement talks, which are continuing.

11. ACQUISITION OF SOFTWARE

On April 12th, 2001 the Company acquired the exclusive rights to commercialize the CarStation CommerceSystem, a product of OnStation Corporation. Under the agreement, the Company became the exclusive source for providing the CarStation CommerceSystem (CCS), an integrated Internet-based parts management and communication system that enables automotive collision repair professionals and their parts suppliers to transact and communicate online. As part of the agreement, the Company also acquired the CarStation.com e-commerce hub and its customer base of automotive parts dealers, recyclers, and collision repair shops.

The Company paid $950,000 in cash, issued warrants to acquire 1% of the Company, and incurred $186,000 in transition costs to transfer the product to its operating platform. The warrants have an exercise price of $1.00 and a term of 10 years. The Company ascribed a value to these warrants of $100,000. The acquisition costs of $1,236,000 will be amortized over a thirty-six month period. During 2001, 274,270 of these costs were amortized to general and administrative expense in the statement of operations.

12. SUBSEQUENT EVENTS

In February 2002, the Company received an additional capital contribution of $1,000,000 from its three Members.