Form 10-K, Exhibit 13
period 2001-12-31
CCC INFORMATION SERVICES GROUP INC
filed 2002-03-26
CIK 1017917

                                                                    Exhibit 13.2

ENTERSTAND LIMITED

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

ENTERSTAND LIMITED

TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                         PAGES
Report of Independent Accountants                                           1

Financial Statements:

  Statement of Operations                                                   2

  Balance Sheet                                                             3

  Statement of Cash Flows                                                   4

  Statement of Stockholders' Deficit and Comprehensive Income               5

Notes to Financial Statements                                             6-8

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of Enterstand Limited:

In our opinion, the accompanying balance sheet and the related statements of operations, of cash flows and stockholders' deficit and comprehensive income present fairly, in all material respects, the financial position of Enterstand Limited at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In June of 2001 the Company's shareholders decided to shut down its operations. As of December 31, 2001 the related wind-down of the joint venture was substantially complete. Further, in March of 2002 the minority shareholder of the Company purchased all of the remaining shares of the Company. See Note 8 for additional information.

/s/ PricewaterhouseCoopers LLP

Leicester, England
March 15, 2002

ENTERSTAND LIMITED

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                    [British Pound]
Revenues                                                                          -

Operating expenses:

 General and administrative, related parties                             (2,293,578)

 Depreciation                                                              (114,199)

 Forgiveness of intercompany balances, related parties                    6,194,700

 Other general and administrative                                          (470,594)
                                                                     --------------
Operating income                                                          3,316,329

Other income and expense:

 Interest expenses, related parties                                        (592,106)

 Interest income                                                                 31

 Foreign exchange loss, related party debt                                 (133,527)
                                                                     --------------
Income before income taxes                                                2,590,727

Income taxes                                                                      -
                                                                     --------------
Net income and comprehensive income                                       2,590,727
                                                                     ==============

   The accompanying notes are an integral part of these financial statements.

ENTERSTAND LIMITED

BALANCE SHEET
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                    [British Pound]
ASSETS

Cash                                                                         15,118
                                                                      -------------
Total assets                                                                 15,118
                                                                      =============

LIABILITIES AND STOCKHOLDERS' DEFICIT

Accruals and other current liabilities                                       21,007
                                                                      -------------
Total current liabilities                                                    21,007

Long-term debt, related parties                                           7,942,788
                                                                      -------------
Total liabilities                                                         7,963,795
                                                                      -------------

Commitments and contingencies

Common stock (L1 part value, 50,000 shares authorized, 17,500
shares issued and outstanding)                                               17,500

Additional paid-in capital                                                9,430,083

Accumulated deficit                                                     (17,396,260)
                                                                      -------------
Total stockholders' deficit                                              (7,948,677)
                                                                      -------------
Total liabilities and stockholders' deficit                                  15,118
                                                                      =============

   The accompanying notes are an integral part of these financial statements.

ENTERSTAND LIMITED

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                  [British Pound]
Operating activities:
 Net income                                                                             2,590,727
 Adjustments to reconcile net income to net cash provided by operating activities:
 Depreciation and amortization of property and equipment                                  114,199
 Other, net                                                                               (42,984)
 Changes in operating assets and operating liabilities:
  Accounts receivable, net                                                                  6,600
  Other current assets                                                                    606,832
  Accounts payable and accrued expenses                                                    17,507
  Related party payable                                                                (4,043,143)
  Other liabilities                                                                       725,633
                                                                                     ------------

Net cash used in operating activities                                                     (24,629)
                                                                                     ------------
Cash flows from investing activities:
 Capital expenditures                                                                     (11,281)
 Other, net                                                                                50,910
                                                                                     ------------
Net cash provided by investing activities                                                  39,629
                                                                                     ------------
Cash flows from financing activities:
 Principal payments on long-term debt                                                           -
                                                                                     ------------
Net cash used in financing activities                                                           -
                                                                                     ------------

Net increase in cash                                                                       15,000

Cash and cash equivalents:
 Beginning of year                                                                            118
                                                                                     ------------
End of year                                                                                15,118
                                                                                     ============

   The accompanying notes are an integral part of these financial statements.

ENTERSTAND LIMITED

STATEMENT OF STOCKHOLDERS' DEFICIT AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                               OUTSTANDING
                                              COMMON STOCK
                                   ------------------------------------       ADDITIONAL                              TOTAL
                                         NUMBER OF        PAR VALUE            PAID-IN          ACCUMULATED       STOCKHOLDERS'
                                          SHARES                               CAPITAL            DEFICIT            DEFICIT
December 31, 2000                           17,500           17,500            9,430,083        (19,986,987)       (10,539,404)

Proceeds from issuance of common
stock                                            -                -                    -                  -                  -

Translation adjustment                           -                -                    -                  -                  -

Net income and comprehensive
income                                           -                -                    -          2,590,727          2,590,727
                                        ----------       ----------         ------------      -------------        -----------
December 31, 2001                           17,500           17,500            9,430,083        (17,396,260)        (7,948,677)
                                        ==========       ==========         ============      =============        ===========

   The accompanying notes are an integral part of these financial statements.

ENTERSTAND LIMITED

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS AND BUSINESS CONDITIONS

     Enterstand Limited ("Enterstand" or the "Company") was incorporated in December 1998 and is in the business of software development. The Company is located and conducts its business in the United Kingdom ("U.K.").

     In June 2001 Hearst Communications, Inc. ("Hearst"), the majority shareholder, and Rayfield Limited ("Rayfield"), the minority shareholder, decided to shut down the operations of Enterstand. As of December 31, 2001, with the exception of certain remaining contractual commitments, the related wind-down is substantially completed. See Note 8 for additional information.

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

     INCOME TAXES

     The Company did not pay any amounts for income taxes during the year ended December 31, 2001. The Company has deferred tax assets of approximately British Pound 4.6 million relating to net operating loss carryforwards. The Company has established a deferred income tax asset valuation allowance for the full amount of these deferred tax assets, as it is more likely than not that the future benefit of these losses will not be realized. The Company's net operating losses do not expire.

     COMPREHENSIVE PROFIT

     Statement of Financial Accounting Standards (SFAS) No. 130 requires that a full set of general purpose financial statements include the reporting of "comprehensive income." Comprehensive income is comprised of two components: net income and other comprehensive income, with other comprehensive income being comprised of foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. During the year ended December 31, 2001, comprehensive income consisted only of net income.

     INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

     During its history the Company operated as one segment. Substantially all of the Company's identifiable assets and activities were located in the United Kingdom.

     DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     On January 1, 2001, the Company adopted the provisions of SFAS No. 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS 133"). SFAS 133 requires the Company to recognize all derivative instruments as assets or liabilities in its balance sheet and measure them at fair value. The effect of adopting SFAS 133 did not have a material effect on the Company's consolidated results of operations or financial position, as we have not been party to any derivative instruments.

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

3.   FIXED ASSETS

     During 2001 the Company wrote-off or disposed of all fixed assets.

4.   INVESTMENTS

     During 2000, the Company invested British Pound 9,254 in common stock of CCC Pathways Espana, a software development company located in Spain. Also during 2000, the Company determined that this investment and the Company's receivable balance with CCC Pathways Espana were impaired and recorded an impairment loss totaling British Pound 149,420. On October 26, 2001 the Company terminated its consulting contract entered into in Spain and as part of the termination agreement it was agreed that the Spanish consultant would provide appropriate assistance and advice in respect of winding down the operations of CCC Pathways Espana.

5.   RELATED PARTIES

     During the year the Company was invoiced British Pound 398,201 by CCC Information Services Inc. ("CCC") for salary purchases paid out on the Company's behalf. The amount owed to CCC at December 31, 2000 which has been forgiven was British Pound 2,986,845.

     The Company was also invoiced British Pound 1,967,099 by Rayfield Limited ("Rayfield"), a subsidiary of CCC and a minority shareholder, for salary costs and fixed asset purchases paid out on the Company's behalf. The amount owed to Rayfield at December 31, 2001 which has been forgiven was British Pound 3,207,855.

6.   LONG-TERM DEBT, RELATED PARTIES

        Long-term debt, related parties consists of the following:

                                                        British Pound
     Due to CCC Information Services, Inc.                  6,751,370

     Due to Hearst Communications, Inc.                     1,191,418
                                                       --------------
     Total long-term debt, related parties                  7,942,788
                                                       ==============

     The above debt bears interest at an annual rate of 9%, compounded quarterly. All long-term debt matures on March 3, 2005. This debt is denominated in United States Dollars and has been adjusted to its fair value as of December 31, 2001, based on the period-end exchange rate. As a result, a foreign exchange loss of British Pound 133,527 was recognized in operations during the year ended December 31, 2001.

     No interest was paid during the year ended December 31, 2001.

7.   COMMON STOCK

     At December 31, 2001, the Company had authorized 50,000 shares of British Pound 1 par value common stock and 17,500 shares were issued and outstanding. All proceeds from common stock in excess of the stated par value per share are reflected in additional paid-in capital.

8.   SUBSEQUENT EVENTS

     In March 2002, Hearst and Rayfield, the Company's majority and minority shareholders, respectively, terminated their joint venture agreement regarding the Company, and Rayfield purchased Hearst's interest in the Company for a nominal sum. Additionally, all long-term debt obligations of the Company were forgiven by Hearst and CCC Information Services, Inc. in connection with the decision to terminate the joint venture agreement.